45

03045125

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacrim Int'l Capital

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3812 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 12/15/03

82-3812

DELIVERING

ARIS
6-30-03


Chapters
Outfitters
kitchen | bed | bath | SUPERSTORE
NOW OPEN
MACLAYS
EAST SIDE

DELIVERING

Corporate Profile

Pacrim International Capital Inc. through it's wholly owned subsidiary, Pacrim Developments Inc. (PDI) is a growth-oriented, publicly traded real estate company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. Pacrim International Capital Inc.'s primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

TSE Symbol: PCN.

Financial Highlights

	2003	2002	2001	2000	1999
Revenue	**36,289**	57,780	50,963	44,706	31,123
Net income	**3,217**	(1,244)	1,358	861	1,524
Funds from operations	**(2,649)**	4,263	4,770	4,709	1,890
Total assets	**97,251**	147,568	154,738	146,378	132,768
Debt	**64,470**	122,930	126,236	118,287	105,763
Per Common Share					
Revenue	**0.57**	0.91	0.80	0.71	0.50
Net income	**0.05**	(0.02)	0.02	0.01	0.02
Funds from operations	**(0.04)**	0.07	0.08	0.07	0.03

Revenue



($ millions)
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
03
02
01
00
99

Earnings Per Share



($)
.06
.05
.04
.03
.02
.01
03
02
01
00
99

Average Revpar



($)
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
03
02
01
00
99

82-3812

As we look forward to the exciting potential offered by the global marketplace we continue to lay the foundation for solid growth in our North American areas of expertise.





GUY LAM
Chairman of the Board and Chief Executive Officer

EDWARD GOOD
President

As predicted, 2003 was a year of change and repositioning for PICI. Much of our energy was devoted to positioning the company to take advantage of future growth in North America and Asia. As we look forward to the exciting potential offered by the global marketplace we continue to lay the foundation for solid growth in China and our North American areas of expertise.

The aftershocks of the 9/11 tragedy continue to strongly affect our business. Add to that new concerns, including last summer's SARS scare in Ontario, it has been a dif cult year for the hospitality industry. In spite of that, PICI can boast about some signi cant milestones this year. In July 2002 we sold our largest asset, Sheraton Suites Calgary Eau Claire, for $65m. This was an excellent price considering the current economic climate. The sale was a direct response to our desire to lessen our exposure to the hospitality sector and improve our debt to equity ratio; we felt that given the economic climate our timing was perfect.

The immediate result of the sale is that our hospitality sector is now a more manageable part of our company, giving us a exibility and responsiveness that should see us safely to the end of this current downtrend. The soundness of that decision is already self-evident: our remaining hotel portfolio continues to defy the odds and perform well. The sale of Sheraton Suites Calgary Eau Claire has also allowed us to recon gure our balance sheet and nance our remaining portfolio at a reasonable debt level: less than 60% loan to value.

In the new year we will continue to focus on new development in the hospitality sector through our 45% interest in Pacrim Hospitality Services Inc. In particular, we are looking for 50 to 100 room properties where the company can take a small equity position and provide management services contracts. This is a sensible strategy given the current economic climate it allows us to earn above-average returns, expand across Canada and effectively spread risk at the same time.

Our commercial properties also posted gains in 2003, with the overall occupancy rate increasing from 86% to 87%. This positive trend is expected to continue in 2004 with our retail properties the bulk of our portfolio heading into its strongest position in ve years.

In 2004, PICI will also forge ahead with a number of new condominium projects, including Golf Greens in Fredericton NB, and The Royalton overlooking Halifax's Bedford Basin. With a growing population of empty nesters in the market for luxury condominium properties, we feel our timing with these projects will be perfect.

PICI, through Pacrim Developments Inc. (PDI) is currently engaged in creating a private Real Estate Investment Trust (REIT) in Canada. PDI will be the external manager of the REIT and will be the developer of new product for the REIT. PICI is also currently engaged in creating a private REIT in China.

China represents a new and exciting frontier for PICI. To further our expansion into that market, and in anticipation of expected growth in China's economy, PICI loaned a related company $2m to allow for the purchase of shares in Wah Sang, a very successful box manufacturing plant located in that country. We anticipate this loan will be converted into equity within the next 12 months when Wah Sang launches its rst Initial Public Offering in China. The Wah Sang venture will act as an operating platform in China to allow us to capitalize on the expected growth in that part of Asia.

In spite of the challenges, 2003 was a year of positive growth for PICI. We expect that trend to continue in the new year.

GUY LAM
Chairman of the Board
and Chief Executive Officer

EDWARD GOOD
President


Chapters

DELIVERING GROWTH

This year saw positive gains in PDI's real estate portfolio. Combined revenues for commercial real estate and condominium projects remained steady at over $15m with a 10% increase in revenue in the commercial real estate division. Condominium revenue was down slightly from last year, mainly due to the stage of completion of the two projects currently on the books.

This year was a rebuilding year for the commercial division a fact that explains a reduction in income. In preparation for the re-merchandising of 201 Chain Lake Drive in Halifax, several tenancies were terminated in the retail portfolio and leasehold improvements were written off in several instances.

The overall occupancy rate in the commercial portfolio rose to 87%, up from 86% last year. With the termination of several weak tenants to make room for tenants with stronger covenants, this growth was not quite as large as expected, but it is a positive sign of what is to come. Our retail properties the bulk of the portfolio appear to be heading into the strongest position they have been in the past 5 years. As we go to press, the occupancy rate is expected to increase to the low 90's by the end of the 2003 calendar year.

As a prudent landlord, PDI continues to place a priority on maintaining its properties in a rst class manner. Wherever possible we have introduced bulk purchasing and tendering to keep building operating expenses competitive.



182 Chain Lake Drive, Halifax, NS
Building Type: Multi Tenant Retail
Occupancy: 100%
Size: 22,577 sq. ft.



201 Chain Lake Drive, Halifax, NS
Building Type: Multi Tenant Retail
Occupancy: 74%
Size: 118,379 sq. ft.



555 Edinburgh Drive, Moncton, NB
Building Type: Commercial/Office Space
Occupancy: 68%
Size: 25,756 sq. ft.



Bayers Lake Corporate Center
137 Chain Lake Drive, Halifax, NS
Building Type: Class A Office
Occupancy: 100%
Size: 23,746 sq. ft.

82-3012

During the recent scal year, PDI implemented staf ng changes to build on a highly quali ed leasing and property management team with a combined experience of 70 years in the real estate business. The team has shown some impressive results, including over 39,000 square feet of new retail leasing in the past year, and renewals of just under 29,000 square feet.

As we nish the fourth quarter of 2003 and look ahead to 2004, our future is full of promise. All of our commercial properties are enjoying unprecedented success and are poised to reach their highest occupancy in years.

The lease expiry pro le indicates slightly more than 47,000 square feet, or approximately 8% of the portfolio coming up for renewal in the next year. Of these tenants, 33% have already signed or committed to renewing. Of the remainder, we expect to renew 75% of these tenancies.

Points of interest

Of particular note this past year has been the performance of Lacewood Square, our mixed-use project adjacent to the Home Depot on Lacewood Drive in Halifax.



Chapters Bookstore
188 Chain Lake Drive, Halifax, NS
Building Type: Single Tenant Retail
Occupancy: 100%
Size: 22,404 sq. ft.



Empire - IMAX Theaters
190 Chain Lake Drive, Halifax, NS
Building Type: Single Tenant Retail
Occupancy: 100%
Size: 80,000 sq. ft.



Greystone Court
155 Chain Lake Drive, Halifax, NS
Building Type: Office
Occupancy: 90%
Size: 96,781 sq. ft.



Halifax Park Center
100 & 120 Susie Lake Crescent, Halifax, NS
Building Type: Multi Tenant Retail
Occupancy: 93%
Size: 56,107 sq. ft.

The last quarter of this year saw only a 15% vacancy in the project. New tenants included Pizza Hut, Curves Ladies Fitness Centre, Style Optical and Vin Art one of only four locations in Nova Scotia awarded an independent liquor store designation. By the second quarter of 2004, we expect to be 95% occupied in this development.

New developments

The new 35,000 square foot Home Outfitters superstore, a rapidly growing division of Hudsons Bay Company, was completed at 201 Chain Lake Drive in June of this year. With an impressive selection of brand name bed, bath and kitchen products, this division of Hudson's Bay Company is the largest retailer of its kind in the growing home d cor sector and should prove to be an excellent anchor at our Chain Lake Drive property. As we head into the first quarter of the new year, leasehold improvements of the Home Outfitters facility are being carried out by the tenant, with the store scheduled to open by late September. As a further indication of the potential of this high-traffic property, McDonald's Restaurant was signed for approximately 2,500 square feet on a freestanding pad site at the front of 201 Chain Lake Drive and is expected to be a huge traffic generator when it opens in November of the upcoming year.

Several proposals have gone out to prospective tenants for Phases II and III of Bayers Lake Corporate Centre. With current conditions indicating that a single level multi-tenant office project is of major interest in the marketplace, PDI is carefully studying the timing and market niche opportunities for this project. Construction on either or both phases will commence once the requisite pre-leasing is attained.



Jack Astors
184 Chain Lake Drive,
Halifax, NS
Building Type:
Single Tenant Retail
Occupancy: 100%
Size: 6,679 sq. ft.



Lacewood Square
362 Lacewood Drive,
Halifax, NS
Building Type:
Multi Tenant Retail/Office
Occupancy: 85%
Size: 45,428 sq. ft.


home

Sears Whole Home Center
192 Chain Lake Drive,
Halifax, NS
Building Type:
Single Tenant Retail
Occupancy: 100%
Size: 43,885 sq. ft.



Wedgewood Plaza
117 Kearney Lake Rd.,
Halifax, NS
Building Type:
Multi Tenant Retail/Office
Occupancy: 93%
Size: 36,234 sq. ft.



02-5012

DELIVERING MOMENTUM

With more than 3,300 housing starts last year, the housing market in the Halifax Regional Municipality is one of the fastest growing in the country. While commercial and industrial construction values fell in the city last year, the value of residential housing starts grew by more than $142m. Canada Mortgage and Housing Corporation is predicting that housing starts will continue to remain robust in the coming year. To capitalize on this trend, PDI continued to grow its residential division in 2003 with further expansion into the condominium market.

As might be expected in the wake of this healthy economy, several Halifax area developers entered the condominium market full force in 2003, making for erce competition between projects. PDI responded by distinguishing ourselves through careful branding and marketing of the distinctive features of our condominium projects. By the rst quarter of 2003, all of the units in our rst condominium project, The Prestwick on Parkland, were sold and closings completed.

With better health and more disposable income than ever before, seniors today are looking for a high degree of luxury without the problems associated with home ownership. Our second condominium project, Golf Greens Condominiums, the 70-unit complex overlooking Fredericton Golf Club and the Saint John River Valley, is poised to take advantage of that growing demographic. Golf Greens Condominiums was completed early in the second quarter of the year, built to a standard of quality that was well received when the rst owners took occupancy in November. Of the 70



Golf Greens Condominiums
1 Golf Greens Lane, Fredericton, NB
Building Type: Multi-residential - For Sale
Units: 70



The Citadel Townhomes
729 Citadel Way, Calgary, AB
Building Type: Multi-residential - For Sale
Units: 100



The Royalton Condominiums
116 Larry Uteck Blvd., Halifax, NS
Building Type: Multi-residential - For Sale
Units: 60

units, 49 (70%) were sold by the end of the nal quarter of 2003. In spite of a market where retirees are used to relaxed apartment living after selling their homes, the introduction to condominium living took a little longer than expected in Fredericton and sales fell slightly below the anticipated level. However, dedicated attention to the marketing of the project and of the condominium lifestyle will ensure that the project is 100% sold by the third quarter of 2004.



Our third residential project in the same number of years, The Royalton Condominiums, was under construction by the latter part of the rst quarter of 2003 and was about 80% complete by the end of the fourth quarter. This 60-unit luxury condominium complex will offer outstanding panoramic views of the Bedford Basin from most units one of the most desirable vistas in metropolitan Halifax. The nearby amenities, quality construction and water views have positioned the property in the higher end of the competitive Halifax condominium market. More than 20 condominium developments are currently underway, generating strong competition for buyers. The result is that The Royalton has been selling slightly less than expected as we go to press. Nevertheless, we are pleased with the performance of this project, especially in light of the fact that we upgraded our construction from wood frame to concrete to meet the demands of the market just prior to commencing construction. Twenty-seven units (45%) have been pre-sold, and the rst owner is expected to take occupancy during the second quarter of the next scal year. As we continue to build on our past experience and incorporate our knowledge into each new project, The Royalton will be a milestone our nest residential project thus far.

Building on the prestige of The Royalton, in the fourth quarter of 2003 we completed architectural plans and prepared to commence construction on our newest residential project, a 16-unit townhome development on 2.7 acres of land located in Royale Hemlocks. Directly adjacent to The Royalton, this exceptional development will offer quality nishes, a popular open design and private spacious decks in a reasonable price range. To make the project even more attractive, many of these homes also provide impressive harbour views. With two units sold at the end of the fourth quarter,

As we continue to build on our past experience and incorporate our knowledge into each new project, The Royalton will be a milestone our finest residential project thus far.

we intend to build these homes in groups of four to eight as pre-sales dictate. The rst group of four homes will be ready by the second quarter of 2004 and we expect this project to be sold and complete by the end of 2004.

In many ways, the Calgary residential marketplace has mirrored Halifax's successes over the last year. PDI continues to develop this market with the Citadel Meadows project, a joint venture with Pointe of View Marketing and Management. This 100-unit townhome project, located on 8.17 acres of land in a growing residential area of northwest Calgary, was a success from its inception.Citadel Meadows was partially completed by the end of the fourth quarter of 2003.By June 30th, 92 units were sold. Completion of the project and a payout of profits is scheduled to occur within the second quarter of 2004.

As we nish the fourth quarter of 2003 and look ahead to the rst quarter of 2004, our future is full of promise. The commercial division is as busy as it has ever been and all of the properties are poised to reach their highest occupancy in a number of years. Construction work on our condominium properties is also in full swing and we expect to build at least one to two residential projects each year over the next several years.



DELIVERING INGENUITY

The year 2003 saw one of the most challenging periods for the hospitality industry in many years. The continuing downturn in the travel industry caused by the 9/11 terrorist attacks and the war in Iraq combined with booking cancellations in Canada due to the Ontario SARS outbreak resulted in tourism numbers that slumped dramatically across Canada last year. Despite that, the hotels owned by PDI performed better than budget during a challenging period when many did not. That is a significant accomplishment.

Among our achievements, PDI, through its hospitality company, Pacrim Hospitality Services Inc. (PHSI), added a number of new property management contracts to our portfolio in the last scal year. In Edmonton we obtained an asset management contract for the 100 room Wingate Inn. We also expanded our af liation with the Super 8 chain by entering into minority equity interest and management agreements with Super 8 motels in Ajax, Ontario and Truro, Nova Scotia during the last scal year. The Truro property, which opened in May, 2003, is a signi cant milestone for our company and for Super 8 Motels, because it is the 100th Super 8 property in Canada and the rst Super 8 property in Atlantic Canada. We are currently developing other Super 8 management contracts across Canada and have a 50 room Super 8 motel under construction in Caraquet, New Brunswick.

Our af liation with major hotel and restaurant franchisers including Super 8, Travelodge, Wingate Inns and Howard Johnsons (Cendant Corporation) Radisson (Carlson Hospitality Worldwide), Holiday Inn Express Hotel & Suites (Intercontinental Hotel Group) and East Side Mario's Restaurant (Prime Restaurant Group) represents a

---



Holiday Inn Express Hotel & Suites
2515 Mountain Rd.,
Moncton, NB
Building Type:
Hotel
Units: 155



Super 8 Motel
85 Treaty Trail,
Truro, NS
Building Type:
Hotel
Units: 40



Radisson Suite Hotel
1649 Hollis St.,
Halifax, NS
Building Type:
Hotel
Units: 104



Holiday Inn Express
133 Kearney Lake Rd.,
Halifax, NS
Building Type:
Hotel
Units: 99

82-5012

major growth opportunity for PDI and PHSI. These brands as well as others that we are currently negotiating with represent signi cant growth potential.

In the coming year, PHSI will continue to generate management agreements by taking minority equity positions in new developments and existing operations. However, the company will focus on new development, looking for 50 to 100 room properties where a small equity position is coupled with a management contract. This strategy allows us to earn above-average returns, expand geographically and effectively spread risk.

In addition to pursuing superior market share levels in the industry, PHSI continues to strive for high levels of customer and employee satisfaction both critical keys to the success of any hospitality focused business.

Intergy, PHSI's e-commerce center, continued to experience significant growth, generating in excess of $2.5m in revenue for company-owned and managed hotels last year. The company expects 40 to 50% of bookings at PHSI owned and managed properties to come via the internet over the next five years. The center, located in Bayers Lake Corporate Centre, Halifax NS, houses a reservation center as well as our website maintenance team. It also builds, maintains and utilizes our growing customer database and manages our relationship with electronic distribution services. Among its achievements, Intergy launched a new PHSI website in the last scal year. Intergy is a wholly owned subsidiary of PHSI.



Wingate Inn
400 Midpark Way S.E., Calgary, AB
Building Type: Hotel
Units: 103



East Side Mario's
186 Chain Lake Drive, Halifax, NS
Building Type: Restaurant-Italian Eatery
Units: 260

In addition to pursuing superior market share levels in the industry, PHSI continues to strive for high levels of customer and employee satisfaction both critical keys to the success of any hospitality focused business. This practice in turn leads to positive results for shareholders. To accomplish this goal and to serve as a benchmark, the company introduced an Employee Satisfaction Index during the year. The purpose of the program is to identify key opportunities to enhance employee satisfaction, improve productivity, reduce staff turnover and provide a superior experience for our customers.

Our purchasing department has assumed responsibility for the selection and purchase of all furniture, xtures and equipment for hotels where we are a party to the development agreement. The fees generated from this activity represent a new income source for the company which will continue to be developed in the future.



In the coming year, PHSI will continue to search out minority equity opportunities that include management contracts and grow our third party management business. We will also continue to identify strategic growth opportunities for franchised restaurants and utilize our e-commerce facility to grow market share and identify new market opportunities.



East Side Mario's
1650 Bedford Row,
Halifax, NS
Building Type:
Restaurant-Italian Eatery
Units: 170



East Side Mario's
21 Mic Mac Blvd.,
Dartmouth, NS
Building Type:
Restaurant-Italian Eatery
Units: 200

"ACCOMMODATION SECTOR AWARD"

Tourism Industry Association of Nova Scotia

Presented to an organization that exemplifies a successful business operation which would include but is not limited to the following practices:

- Commitment to service excellence
- Continually striving to improve product and service
- Showing innovation and creativity in sales, marketing and promotion
- Showing commitment to encouraging a training culture – staff training and personal development
- Involvement in local, provincial or national Tourism Industry activities
- Recognizing and appreciating Nova Scotia's cultural diversity

Awarded in 2001 to: Pacrim Hospitality Services Inc.

"PRESIDENT'S AWARD"

Radisson Hotels Worlwide

Radisson's top honour – based on guest satisfaction and willingness to return.

Awarded in 2001 and 2002 to: Radisson Suite Hotel, Halifax, NS

"COMMITMENT TO EXCELLENCE"

Tourism Industry Association of Nova Scotia (TIANS)

In recognition of commitment to staff development through support of the National Cetification from TIANS.

Awarded in 2003 to: Radisson Suite Hotel, Halifax, NS

"QUALITY EXCELLENCE AWARD"

Six Continents Hotels, Inc.

In order to receive the award, the hotel had to receive a high score in Holiday Hospitality's Guest Satisfaction Tracking System, a system designed for guests to evaluate Holiday Inn hotels and their performance, including product quality and customer services.

Awarded in 2000 & 2001 to: Holiday Inn Express Halifax, NS

"HUMAN RESOURCE DEVELOPMENT AWARD OF THE YEAR"

Tourism Industry Association of New Brunswick and The Canadian Tourism Human Resource Council (TIANB)

Awarded because of the hotel's demonstrated dedication to human resource development by enrolling all of their full time employees and new hires into the National Certification Programs under the Canadian Tourism Human Resource Council (CTHRC) and the Tourism Industry Association of New Brunswick (TIANB). This is a formal process of assessment in which a candidate must demonstrate their mastery of the knowledge and skills as defined in National Occupational Standards for the occupation in which they chose.

Awarded in 2001 to: Holiday Inn Express Hotel & Suites Moncton, NB

"HOTEL OF THE YEAR"

for the province of New Brunswick
North West Commercial Travellers' Association Award

This award is presented in each province and is based on excellence in service, location and room rate.

Awarded in 2001 to: Lord Beaverbrook, Fredericton, NB

"CERTIFICATE OF EXCELLENCE"

Super 8 Motels, Inc.

Measures the cleanliness and condition of the property including the amenities and services furnished

Awarded to:

Super 8 Motel Drayton Valley, AB

2001 – 1st, 2nd, 3rd & 4th Quarter
2002 – 1st & 2nd Quarter

Super 8 Motel Fort McMurray, AB

2001 – 1st, 2nd, 3rd & 4th Quarter
2002 – 1st & 2nd Quarter

Super 8 Motel Yellowknife, NT

2001 – 2nd, 3rd, & 4th Quarter
2002 – 1st, & 2nd Quarter

Super 8 Motel Shawnessy, AB

2001 – 1st, 2nd, 3rd, & 4th Quarter
2002 – 1st, & 2nd, Quarter

"SLEEPY BEAR HONOR ROLL"

Travelodge Canada

The hotel must have a "Sleepy Bear Den" room. This room is designed for families and is decorated in Sleepy Bear Motif. The hotel must also obtain a 450+ score on their Quality Assurance Inspection.

Awarded in 2001 to: Travelodge Hotel, Stony Plain, AB

"CLEAN & FRIENDLY AWARD"

Super 8 Motels, Inc.

Among the most important award Super 8 presents to its franchisees. The "Clean & Friendly Award" recognizes motels that have had no customer service complaints filed during the previous year. Aside from having zero customer service complaints, many of the recipients have received numerous compliments and commendations from guests.

Awarded in 2001 to:

Super 8 Motel Drayton Valley, AB

Super 8 Motel Fort McMurray, AB

"HOUSEKEEPING AWARD"

Alberta Hotel & Lodging Association

This recognition of excellence in housekeeping is based on the findings and observations made in the course of the Alberta Hotel & Lodging Association's annual inspection program. This achievement of excellence is based on cleanliness, comfort and maintenance of the property.

Awarded in 2002 to:
Super 8 Motel Fort McMurray, AB

"PRIDE OF SUPER 8 DESIGNATION"

Super 8 Motels Inc. proudly recognizes individual Super 8 Motels that have exceeded the chain's standards in all areas of quality, service and cleanliness. Each member of this elite group of motels is recognized as a "Pride of Super 8" location and has demonstrated the ability to deliver consistent quality to Super 8 guests.

Awarded to:

Super 8 Motel Drayton Valley, AB

Super 8 Motel Fort McMurray, AB

Super 8 Motel Shawnessy, AB

Super 8 Motel Yellowknife, NT

The following should be read in conjunction with the Consolidated Financial Statements of Pacrim International Capital Inc. (PICI or the company) and the notes thereto for the year ended June 30, 2003.

FORWARD-LOOKING STATEMENTS

The company's annual report contains forward-looking statements. The words "believe," "expect," "anticipate," "intend," "estimate" and any other expressions which are predictions or indications of future events and trends and which do not relate to historical matters, should be regarded as forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors. Actual results, performance or achievements of the company may differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate and lodging conditions, timely re-leasing of occupied space, interest rates, availability of debt financing and other risks detailed from time to time in the documents filed by the company. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

Pacrim International Capital Inc. through its wholly owned subsidiary Pacrim Developments Inc. (PDI) is a fully integrated developer, owner, and manager of real estate, hotels and restaurants. PICI specializes in the development, acquisition, and value enhancement of both commercial and multi-unit residential real estate and hotel properties in Canada. PDI owns or manages properties in Nova Scotia, New Brunswick, Quebec, Ontario, Alberta and British Columbia.

VISION, VALUES AND STRATEGY

PICI's vision is to create wealth through strategic acquisition and development opportunities in both the commercial and multi-unit real estate development and hospitality sectors in Canada and beyond. We believe we will accomplish this through continued strategic internal growth combined with an external acquisition program that seeks out and takes advantage of opportunities in the marketplace.

PICI's vision and business strategy are targeted on continuing to create value and wealth for our stakeholders — our shareholders, our major financial and mortgage partners, strategic operational partners and our employees.

PICI's two main operating divisions have a common goal — to increase shareholder value through sustained growth in operating cash flow and the maximization of the value of their assets. However, each division has separate and distinct objectives and strategies for achieving this goal.

Real estate

Vision

To develop, build and deliver quality commercial and residential properties; to satisfy a niche in the marketplace; to do so at competitive prices; to ensure overall occupancy rates in excess of 95% and to provide our tenants and customers with the finest product and the best value in the marketplace.

To achieve our vision we will:

- Hire reputable contractors and follow stringent guidelines in the construction of our properties;
- Maintain the building exteriors and landscaping, keep the properties clean and well cared for and create a portfolio of which we are proud;
- Employ bulk purchasing power to keep operating costs as low as possible and within acceptable industry standards;
- Create a proper tenant mix in each project to generate traffic and allow one tenant's success to stimulate others;
- Create a team atmosphere between our employees, tenants and buyers to ensure all parties' needs are met in a mutually satisfactory manner;

- Remember that a deal is never complete – relationships with our tenants and buyers are ongoing and must be nurtured;
- Be involved in the real estate community and build a strong awareness of the marketplace to keep our properties competitive.

Performance indicators

There are a number of key questions that must be asked when gauging the company's performance compared with our major competitors. These include:

- Are the occupancy levels in line with similar properties in the local marketplace?
- Are actual controllable expenses within 4-5% of projected figures?
- Are leasehold improvement costs within 10% of projections?
- Are construction costs within 1% of budgeted amounts?
- Are leasing and sales goals being met within projected timeframes?
- Is net income in line with projections, and if not, is the variance reasonable and explainable?

Over the course of the last fiscal year we have established a number of new objectives that will result in increased value for our tenants and greater profitability for our shareholders. These objectives include:

- Re-merchandising existing centers to weed out poor performers and ensure any renewals and new tenancies are synergistic and mutually beneficial to all tenants;
- Identifying a niche in the residential marketplace, securing the land and developing the property to meet the needs of consumers;
- Developing a tenant survey to determine what areas would benefit from improvement;
- Implementing training courses for operations personnel which will allow a more "hands on" approach versus outside contracting of services.

The real estate division believes that by adhering to its vision and values and by implementing strategies consistent with these principles, the company will produce higher sustainable operating cash flows and continued appreciation in its property values. This will result in enhanced value for all PICI stakeholders.

Hospitality

Vision

To run a superior hotel or restaurant in each segment and market in which we operate and to place in the top tenth percentile of performers in each respective brand we represent.

We will achieve this by:

- Implementing and monitoring objective measurement indices based on industry standards;
- Consistent product innovation;
- Continuing to inject capital into our properties to ensure safe, attractive and superior surroundings for our customers and employees;
- Utilizing technology to improve customer satisfaction, employee efficiency and generate incremental revenue;
- Hiring, training and retaining the best personnel;
- Instilling and encouraging innovation and creativity in all our employees;
- Providing a positive climate for both customers and employees.

Performance indicators

- Annual business plan and budget;
- Weekly cash flow projections;
- Rolling quarterly forecasts;
- Monthly profit and loss statement analysis;
- Market share analysis;
- Customer satisfaction index;

- Employee satisfaction index;
- Periodic product quality evaluations performed by brand, AAA and Canada Select;
- Sales potential/actual production report.

Hospitality management will continue to focus on maximizing returns for the company's three existing hotels and increasing the number of franchise hospitality management contracts. Growth will be fuelled by the increase in the number of contracts through solicitation of independent owners and those that are currently branded or managed by other companies as well as securing future management opportunities by taking minority equity positions in new and existing developments.

OPERATING RESULTS

Financial highlights

	2003	2002	2001
Revenue	**$ 36,289,424**	$ 57,780,046	$ 50,963,072
Net operating income*	**11,106,858**	17,896,612	20,085,951
Income from properties	**2,539,240**	4,992,785	6,989,357
Funds (used in) from operations	**(2,648,592)**	4,262,960	4,769,916
Net income (loss)	**3,217,566**	(1,244,107)	1,358,460
Earnings (loss) per share	**0.05**	(0.02)	0.02
Total assets	**97,251,405**	147,567,751	154,737,528
Income properties	**73,960,634**	125,270,666	132,145,264
Mortgage payable	**64,469,631**	122,930,165	126,235,717

* Net operating income is defined as revenue less direct costs

Operations

Revenue

	Rental properties	Hospitality	Condominium sales and other	Total
2003	$ 7,089,786	$ 20,678,089	$ 8,521,549	$ 36,289,424
2002	6,406,309	42,147,342	9,226,395	57,780,046
2001	6,297,948	43,696,853	968,271	50,963,072

Revenue in 2003 has decreased by $ 21,490,622.

Rental revenue has increased by $ 683,477 as a result of the recognition of revenue of $ 975,812 from our Lacewood Square development, which was under construction last year. That increase is offset by decreases in revenue from other properties that experienced high vacancies — in particular, 201 Chain Lake Drive which is currently under expansion in preparation for the addition of Home Outfitters and McDonalds. The construction will add an additional 18,770 sq. ft. to this property. Overall, our percentage occupancy increased by 1% during the year – approximately 39,000 sq. ft of space was leased and 29,000 sq. ft. was renewed.

Year	Square footage	Occupancy
2003	559,280	87%
2002	559,280	86%
2001	559,267	94%
2000	513,667	93%

Hospitality revenue has decreased by $ 21,469,253 reflecting the sale of the Sheraton Suites Calgary Eau Claire and its two restaurants. Revenue from those properties was $ 22,831,360 in 2002.

Condominium sales in 2002 of $ 8,409,078 were generated from the Prestwick in Halifax, N.S. This year revenue of $ 7,890,618 comes from sales of two new projects: Golf Greens, a 70 unit condominium development in Fredericton, N.B., which generated sales of $ 6,410,031, and Citadel Townhomes joint venture, with sales to date of $ 1,343,319.

Amortization expense

	Rental properties	Hospitality	Condominium sales and other	Total
2003	$ 2,253,635	$ 1,040,753	$ 225,158	$ 3,519,546
2002	1,684,707	2,407,668	218,595	4,310,970
2001	1,632,269	2,281,975	206,740	4,120,984

Rental properties - amortization has increased by $ 568,928 for rental properties. Amortization includes $ 457,953 for the write off of tenant inducements, leasing costs, leaseholds and landlord's work for tenants who have moved out prior to the end of their lease. This was a cumulative adjustment and in future years it will be done on an ongoing basis. In addition, amortization includes $ 312,557 relating to Lacewood Square, which was under construction last year.

Hospitality – amortization has decreased by $ 1,366,915, reflecting the sale of Sheraton Suites Calgary Eau Claire assets. 2002 depreciation for this property was $ 1,402,426.

Direct costs

	Rental properties	Hospitality	Condominium sales and other	Total
2003	$ 2,368,648	$ 15,631,805	$ 7,182,113	$ 25,182,566
2002	1,656,596	30,135,775	8,091,063	39,883,434
2001	1,260,701	29,616,420	-	30,877,121

Rental properties – direct costs have increased by $ 712,052. Direct costs include $ 324,574 of operating and property tax expenses associated with Lacewood Square, which was under construction last year. Other properties, in particular 201 Chain Lake Drive, have experienced property tax increases resulting in an increase of $ 191,496. Other operating costs have also increased in the remaining properties by $ 195,982.

Hospitality – direct costs have decreased by $ 14,503,970 reflecting the sale of the Sheraton Suites Calgary Eau Claire.

Other – direct costs reflect the cost of condo sales during the year as well as development costs associated with the Citadel Townhomes joint venture.

Mortgage interest

	Rental properties	Hospitality	Condominium sales and other	Total
2003	$ 3,062,928	$ 1,828,894	$ 156,250	$ 5,048,702
2002	2,463,558	6,129,299	-	8,592,857
2001	2,489,293	6,486,317	-	8,975,610

Overall our weighted average interest rate has increased by 2.25% from 6.02% to 8.27% in 2003. For variable rate mortgages the prime rate has increased from 4% in 2002 to 5.0% in 2003. In 2002, the mortgages associated with the Sheraton Suites Calgary Eau Claire accounted for 47% of the mortgage balance. These mortgages were carried at relatively low interest rates (5.75% and 7.00%) effectively reducing the weighted average for 2002.

Rental properties - mortgage interest has increased $ 599,370 reflecting interest expense associated with Lacewood Square.

Hospitality – mortgage interest has decreased by $ 4,300,405 reflecting the pay out of the Sheraton Suites Calgary Eau Claire debt upon the sale of the property.

Income from properties

	Rental properties	Hospitality	Condominium sales and other	Total
2003	$ (595,425)	$ 2,176,637	$ 958,028	$ 2,539,240
2002	601,448	3,474,600	916,737	4,992,785
2001	915,685	5,312,141	761,531	6,989,357

Rental properties – income has decreased by $ 1,196,873. Rental revenue increased by $ 683,477 but this was offset by a $ 1,880,350 increase in the following expenses:

- Amortization expense increased by $ 568,928 as this year included a loss on the write off of tenant inducements, leasing costs, leaseholds and landlord's work for tenants who moved out prior to the end of their lease.
- Direct costs increased by $ 712,052 mostly due to the addition of $ 324,574 in costs associated with Lacewood Square and an additional $ 191,496 in property tax expenses with $ 195,928 in operating costs attributable to other properties.
- Mortgage interest increased by $ 599,370 reflecting interest expense attributable to Lacewood Square.

Hospitality – income has decreased by $ 1,297,963 reflecting the sale of the Sheraton Suites Calgary Eau Claire in July 2002.

Condominium sales and other – while revenues decreased by $ 704,846, amortization and direct costs decreased by $ 746,137 resulting in a net increase in income of $ 41,291.

General and administration

General and administration expenses decreased by $ 130,513 from $ 4,637,540 in 2002 to $ 4,507,027 in 2003, the net result of several factors.

In 2002 general and administration expenses included the write off of an uncollectible receivable of $1,100,000.

PDI's general and administration expenses increased by $ 789,456. Last year, salaries of $ 355,584 were capitalized to development projects. This year all salaries have been expensed in an effort to better reflect the true administrative costs of the company. In addition, legal fees are significantly higher as a result of fees incurred for the settlement of a lawsuit .

In 2003 a foreign exchange loss of $ 575,653 has been included in general and administration expenses compared to a $ 46,539 gain in 2002.

Pacrim Realty (HK) Limited's general and administration expenses decreased from $ 443,022 in 2002 to $ 151,288 this year. In 2003, we recorded adjustments to rent and repairs and maintenance relating to 2002 which reduced expenses in 2003 by $ 224,476.

Gain on sale of hotel

The sale of the Sheraton Suites Calgary Eau Claire was completed in July 2002 for gross proceeds of $ 65,000,000 resulting in a gain of $ 9,448,214.

Settlement of lawsuit

Subsequent to year end a lawsuit was settled. The terms of the settlement require a payment of $ 3,800,000 and the surrender of notes receivable in the amount of $ 769,197 for a total of $ 4,569,197.

Gain on debt

Debt in the amount of $ 500,000 secured by a second mortgage on 555 Edinburgh Drive was forgiven during 2003.

Provision for income taxes

The future income tax provision for 2003 has been reduced by approximately $ 700,000 to reflect regulatory changes.

Funds from operations

Operations provided funds of $ 1,920,605 in 2003. Including the effect of the lawsuit settlement results in a net use of funds from operations of $ 2,648,592.

Excluding the settlement, funds from operations decreased by $ 2,342,355 from $ 4,262,960 in 2002. The decrease in funds is attributable to the sale of the Sheraton Suites Calgary Eau Claire, which last year generated funds of $ 3,538,103. Included in the 2002 results was a $1,100,000 write off of an uncollectible receivable. Taking this into account, funds from operations have remained relatively stable on a consolidated basis. Decreases were realized in the real estate and hospitality divisions while cash flow from condominium sales were higher.

Balance sheet

Income properties

Total income properties decreased by $ 51,310,032 from $ 125,270,666 at June 30, 2002 to $ 73,960,634 at June 30, 2003.

Rental properties have decreased by $ 1,551,690. Rental properties include buildings, tenant inducements, landlord's work and leaseholds. As noted above, this year we have written off certain tenant inducements, landlord's work and leaseholds and have also adjusted for any fully depreciated items.

Hotels and other have decreased mainly as a result of the sale of the Sheraton Suites Calgary Eau Claire.

Deposits

Deposits include funds held for condominium sales, letters of credit and other miscellaneous amounts.

Deposits have increased by $ 570,435 from $ 919,023 to $ 1,489,458 in 2003. This is the net effect of $ 1,004,659 being held in trust for the Sheraton Suites Calgary Eau Claire sale offset by a decrease in condominium sales deposits. Condominium deposits have decreased due to the closing of units at Golf Greens.

Amounts receivable

Receivables consist of trade accounts receivable for our commercial and hotel properties.

Prepaid expenses and deferred charges

Prepaid expenses of $ 1,039,233 consist mainly of prepaid property taxes. Deferred charges of $ 2,154,262 relate to leasing fees and financing costs that are amortized over the life of the associated lease or debt.

Other assets

Other assets consist primarily of a $ 4,269,461 investment in Eminent Gain Limited and loans receivable of $ 9,680,074. Subsequent to year end a $ 2,049,863 loan to Quebec Profits Ltd. was repaid. Our investment in motel partnerships has increased from $ 131,179 in 2002 to $ 380,984 this year. These investments are accounted for on the equity basis. In 2002, we had interests in three partnerships: Athabasca Super 8, Stony Plain Travelodge and Ajax Super 8. In 2003, we have invested in an additional three properties: Caraquet, Langley and Truro Super 8's.

Mortgage payable

Mortgage payable has decreased by $ 58,460,534. The balance of $ 57,561,919 owing on the Sheraton Suites Calgary Eau Claire was repaid upon completion of the sale. On-going principal payments in

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the amount of $ 15,285,089 were made throughout the year including repayment of $ 5,579,982 for Golf Greens Condominiums. New debt in the amount of $ 14,886,474 was assumed and consisted mainly of construction loans for 201 Chain Lake Drive, Royalton Condominiums, Royal Hemlocks Townhouses, and a renewal for Lacewood Square.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include trade accounts payable, accruals, tenant deposits and condominium construction payables. Accruals include $ 3,800,000 for the lawsuit settlement.

Condominium construction payables have increased by $ 2,312,563. In 2002, this construction payable was $ 602,655 relating to Golf Greens. This year the balance is $ 2,915,218 and relates to two ongoing construction projects – The Royalton and our share of the Citadel Town homes joint venture. Tenant deposits have increased by $ 127,390 from $ 451,569 in 2002 to $ 578,959 in 2003. At June 30, 2002, we held $ 224,127 in deposits for Golf Greens condominiums. At June 30, 2003 we had a total of $ 342,110 in deposits for condominium units with $ 303,445 of that total relating to the Citadel Townhomes joint venture.

Trade payables have decreased by $ 1,048,400. In 2002 the balance included trade payables for the Sheraton Suites Calgary Eau Claire operations.

RISK FACTORS

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. In evaluating PICI and its business, the following challenges and risk factors should be considered in addition to the other information contained in the annual report.

Real estate

Real estate industry

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economic conditions, local conditions, competition from others with available space, the attractiveness of the properties to tenants and the owner's ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. PICI's properties are subject to mortgages which require significant debt service payments. If PICI were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

By its nature, real estate is relatively illiquid. Such illiquidity will tend to limit PICI's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which PICI operates.

Financing and interest rate risk

PICI will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or if available, subject to unfavorable terms. This will be dependent upon the economic conditions prevailing at the time. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the company than existing financing. To help mitigate the risks of refinancing, PICI has reduced its loan to value ratios, fixed interest rates, increased cashflow coverages and refinanced certain properties prior to their maturity dates. Despite this, PICI does rely on its lenders to refinance long-term property mortgages as they come due.

Management believes the majority of the company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The company and the real estate industry have significant exposure to interest rate risk. The majority of the company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Leasing risk

PICI's rental properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to PICI than the existing lease. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by the tenants. This would impact the income produced by the commercial portfolio as a result of downward pressure on net effective rents.

The company attempts to stagger lease maturities on a property-by-property basis thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Tenant defaults

At any time a tenant may seek the protection of bankruptcy, insolvency or similar laws which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to the company. Although, PICI has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future. In addition, a tenant may from time to time experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due. The company mitigates this risk by performing significant financial due diligence on new and renewing tenants, focusing leasing efforts on Class A national tenants as well as obtaining corporate guarantees on many of the company's leases.

Acquisition and development risk

A major component of the company's overall growth strategy is to continue to focus on development of both multi-unit residential and commercial real estate. In developing a property, the company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

Seasonal and cyclical business

The company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Historically, the hotel industry has been subject to periodic economic cycles in Canada and the United States. Market reports indicate the industry achieved historical levels of profitability during 1999 and 2000. During the past two years, rates and revenue have remained relatively flat or in some cases declined and management anticipates a marginal increase for the upcoming year.

Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand. In addition, cost containment practices are well established and management is able to react quickly to changes in demand, thereby lessening the impact on the company's profitability.

Lodging industry competition

There is intense competition between management companies in their efforts to maintain and attract new management contracts. As Pacrim Hospitality Services Inc. (PHSI) continues to grow its third party management business, the inability to secure new contracts in this competitive market may affect this company's ability to grow and increase income.

Management has been successful in growing this area by creating and maintaining strategic alliances with several hospitality and development companies throughout Canada. Through these strategic alliances, a model for growth has been built with PHSI as the provider of management services.

OUTLOOK

As we enter into the new fiscal year, the company continues to focus on its performance targets and on the creation of shareholder wealth. We will deliver on that commitment through a strong financial position, well-defined strategies for the future and a dedicated and effective management team.

We will continue our expansion plans in our multi-unit residential, commercial and hospitality management service divisions while continuing to maintain our strong financial position with our core base of assets.

CORPORATE GOVERNANCE

Pacrim International Capital Inc. and its Board of Directors are committed to following widely accepted corporate governance guidelines and best practices of disclosure.

Following the year ended June 30 2003, two highly regarded individuals, Jennifer Shipley and Mark Newman — both unrelated directors — joined the Board. Jennifer Shipley is a company director and former Prime Minister of New Zealand with extensive knowledge of and business relationships throughout the Asia-Pacific Region and the People's Republic of China. Mark Newman is Managing Director (London) and Co-Head Real Estate Private Equity, Europe for Lehman Brothers Real Estate Partners. Malcolm Bell, a Hong Kong lawyer, has served as a director since 1998 and is also regarded as an unrelated director. Guy Lam and Edward Good are officers of the company and therefore are related directors. As a consequence the new Board consists of five members, of which a majority are unrelated directors.

The Board has established two independent committees whose duties are to guide PICI's governance program.

The Audit Committee consists of the three unrelated directors and is responsible for reviewing the company's financial reporting policies and procedures, internal controls and the performance, engagement, evaluation and remuneration of the external auditors.This Committee also reviews quarterly and annual financial statements prior to approval by the Board as well as insurance and other areas of risk management.

The Corporate Governance and Compensation Committee consists of the three unrelated directors and Guy Lam who is a related director. This Committee is responsible for developing the company's approach to matters of governance, including the mandates of the Board of Directors and the Committees of the Board. The Committee also makes recommendations to the Board relating to the compensation of directors, officers and employees and the selection of appropriate candidates for nomination to the Board.

The directors actively contribute to the governance of Pacrim International Capital Inc., both at the Board level and in their assigned capacities as Committee members.

MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements and information included in this Annual Report have been prepared by the management of the Company, which is responsible for their consistency, integrity and objectivity. The Company maintains appropriate systems of internal control, policies and procedures to ensure that its reporting practices and accounting and administrative procedures are high quality, efficient and produce information at a reasonable cost.

PricewaterhouseCoopers LLP, the independent auditor appointed by the shareholders, is responsible for auditing the consolidated financial statements and for giving an opinion thereon.

The consolidated financial statements have been reviewed and approved by the Board of Directors.

Edward Good President	Tracy Sherren Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Pacrim International Capital Inc.

We have audited the consolidated balance sheets of Pacrim International Capital Inc. as at June 30, 2003 and June 30, 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and June 30, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP, Chartered Accountants
Halifax, Nova Scotia
August 25, 2003

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CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2003 AND 2002

	2003 $	2002 $
Assets		
Income properties (notes 3 and 4)		
Rental properties	**37,524,390**	39,076,080
Hotels and other	**22,178,668**	76,766,311
Condominium properties under development	**11,084,248**	6,376,185
Other properties under development	**3,173,328**	3,052,090
	73,960,634	125,270,666
Other		
Cash and cash equivalents	**327,158**	3,001,387
Deposits	**1,489,458**	919,023
Amounts receivable	**2,248,289**	2,545,805
Prepaid expenses and deferred charges	**3,193,495**	3,557,533
Other assets (note 5)	**16,032,371**	12,273,337
	97,251,405	147,567,751
Liabilities		
Mortgages payable (note 4)	**64,469,631**	122,930,165
Other liabilities		
Accounts payable and accrued liabilities (note 6)	**10,987,377**	5,795,824
Future income tax liability	**1,305,645**	1,627,728
Other debt	**723,117**	665,965
	77,485,770	131,019,682
Shareholders' Equity		
Capital stock (note 8)	**8,155,448**	8,155,448
Adjustment arising on reorganization (note 1)	**(5,068,005)**	(5,068,005)
Contributed surplus	**1,093,271**	1,093,271
Retained eamings	**15,584,921**	12,367,355
	19,765,635	16,548,069
	97,251,405	147,567,751

Approved by the Board of Directors

Guy Lam   Edward Good   Malcolm Bell

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CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003 $	2002 $
Revenue	**36,289,424**	57,780,046
Expenses		
Amortization	**3,519,546**	4,310,970
Direct costs	**25,182,566**	39,883,434
Mortgage interest	**5,048,072**	8,592,857
	33,750,184	52,787,261
Income from properties (note 9)	**2,539,240**	4,992,785
General and administrative expenses	**4,507,027**	4,637,540
Income (loss) before the following	**(1,967,787)**	355,245
Gain on sale of hotel (note 10)	**9,448,214**	–
Settlement of lawsuit (note 11)	**(4,569,197)**	–
Gain on repayment of debt	**500,000**	–
Gain on sale of rental properties	–	643,935
Reduction of (increase in) provision against marketable securities	**(95,634)**	237,043
Write-down of income properties	–	(1,249,140)
Income (loss) before income taxes	**3,315,596**	(12,917)
Provision for income taxes (note 12)	**98,030**	1,231,190
Net income (loss) for the years	**3,217,566**	(1,244,107)
Retained earnings – Beginning of years	**12,367,355**	13,681,812
Dividends paid on preferred shares	–	70,350
Retained earnings – End of years	**15,584,921**	12,367,355
Basic and fully diluted earnings (loss) per share	**0.05**	(0.02)

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CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net income (loss) for the years	**3,217,566**	(1,244,107)
Charges (credits) to income not involving cash		
Amortization	**3,519,546**	4,310,970
Equity in the results of an affiliated company	**19,762**	(5,503)
Gain on sale of hotel	**(9,448,214)**	–
Write down of amounts receivable related to lawsuit	**769,197**	–
Gain on repayment of debt	**(500,000)**	–
Gain on sale of rental properties	–	(643,935)
Increase in (reduction of) provision against marketable securities	**95,634**	(237,043)
Write-down of income properties	–	1,249,140
Future income taxes	**(322,083)**	833,438
Funds from (used in) operations	**(2,648,592)**	4,262,960
Lease inducements	**(226,574)**	(689,135)
Net change in non-cash operating assets and liabilities (note 13)	**157,834**	1,743,440
Cash flow from (used in) operating activities	**(2,717,332)**	5,317,265
Financing activities		
Dividends paid on preferred shares	–	(70,350)
Mortgage financing	**14,886,474**	15,446,787
Mortgage principal repayment	**(72,847,007)**	(18,752,339)
Increase in (repayment of) other debt	**57,152**	(1,837,436)
Cash flow from (used in) financing activities	**(57,903,381)**	(5,213,338)
Investing activities		
Capital expenditures		
Rental properties	**(275,616)**	(352,011)
Hotels	**(1,157,556)**	(1,932,765)
Properties under development	**(2,042,725)**	(1,193,050)
Increase in loans and mortgages receivable	**(4,661,145)**	(4,142,660)
Proceeds from sale of income properties, net of costs	**66,083,526**	7,391,000
Cash flow from (used in) investing activities	**57,946,484**	(229,486)
Net change in cash and cash equivalents during the years	**(2,674,229)**	(125,559)
Cash and cash equivalents – Beginning of years	**3,001,387**	3,126,946
Cash and cash equivalents – End of years	**327,158**	3,001,387
Supplemental cash flow information		
Interest income received	**91,817**	68,087
Interest paid	**5,001,257**	9,088,252
Taxes paid	**702,980**	370,000

1. Status and nature of activities

Pacrim International Capital Inc. (the "Company") was incorporated in the British Virgin Islands on June 5, 1990.

These consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. Particulars of the wholly-owned subsidiaries are as follows:

Name	Place of incorporation	Principal activities
Pacrim Developments Inc. and its subsidiaries	Canada	Hotel and real estate development and management company
Pacrim China Inc.	British Virgin Islands	Investment holding
Pacrim Realty (HK) Limited	Hong Kong	Property holding company
Moldau N.V.	Netherlands Antilles	Investment holding
Cleripes Holding B.V.	Netherlands	Investment holding

All significant intercompany transactions and balances have been eliminated on consolidation.

In conjunction with a comprehensive reorganization undertaken in 1997, the Company acquired promissory notes in exchange for cash and convertible redeemable preferred shares ("CRPS"). As the value of the promissory notes acquired was less than the cash and the par value of the CRPS given as consideration, an adjustment arising on reorganization was booked.

2. Significant accounting policies

The Company's accounting policies and standards of financial disclosure are in accordance with Canadian generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants. The Company's accounting policies also conform with the recommendations of the Canadian Institute of Public and Private Real Estate Companies in all material respects.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and the Company's proportionate ownership share of the individual assets, liabilities and related income and expenses of a joint venture.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

2. Significant accounting policies (continued)

Income properties

Income properties are recorded at the lower of cost less accumulated amortization and estimated net recoverable amount.

Cost of properties includes all amounts related to the acquisition and development of properties. The Company capitalizes certain direct costs relating to properties under development until the property reaches its economic value or its accounting completion date, which is determined based upon achieving a satisfactory occupancy level within a predetermined timeframe. Capitalized costs include carrying costs such as interest, realty taxes and other direct expenses.

Amortization of income properties

Amortization of buildings and improvements is determined using the sinking-fund method under which an increasing amount consisting of a fixed annual sum together with interest compounded at the rate of 5% per annum is charged to income so as to fully amortize the buildings and improvements over their estimated useful lives of 40 years.

Amortization of furniture and equipment is provided on a straight-line basis over a period up to 10 years.

Tenant inducements are amortized over the term of the related lease.

Deferred charges

Deferred charges are carried at cost and are amortized over terms appropriate to the expenditure.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that are in effect at the year-end.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are charged to operations. During the year, the Company recorded a loss on foreign exchange of $575,653 (2002 - gain of $46,539).

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

3. Income properties

	2003 $	2002 $
Rental properties		
Land	**6,717,726**	6,717,726
Land improvements	**2,146,246**	2,146,246
Buildings	**31,877,428**	34,026,699
Other	**2,243,057**	2,243,057
	42,984,457	45,133,728
Less: Accumulated amortization	**5,460,067**	6,057,648
	37,524,390	39,076,080
Hotels and other		
Land	**1,577,531**	7,359,979
Buildings	**18,024,364**	63,605,704
Furniture and equipment	**5,377,090**	11,461,680
Assets under capital lease	**1,100,976**	1,934,506
Other	**567,822**	814,481
	26,647,783	85,176,350
Less: Accumulated amortization	**4,469,115**	8,410,039
	22,178,668	76,766,311
Condominium properties under development		
Land	**1,702,409**	323,003
Construction in progress	**9,381,839**	6,053,182
	11,084,248	6,376,185
Other properties under development		
Land	**1,156,074**	2,992,570
Construction in progress – Development	**2,007,054**	49,320
Construction in progress – Hospitality	**10,200**	10,200
	3,173,328	3,052,090
	73,960,634	125,270,666

4. Mortgages payable

	2003 $	2002 $
Mortgages payable, bearing interest at a weighted average rate of 8.27% and maturing on various dates from 2003 to 2011. The Company has provided first and second charges on its income properties as security	**64,469,631**	122,930,165

The aggregate amount of principal payments required in each of the next five years to meet retirement provisions is as follows:

	$
Year ending June 30, 2004	**17,606,421**
2005	**10,735,187**
2006	**3,776,248**
2007	**6,017,954**
2008	**3,836,007**
Subsequent to 2008	**22,497,814**

5. Other assets

	2003 $	2002 $
Loans receivable (note 15(b))	**7,630,211**	6,284,406
Investment in preferred shares of Eminent Gain Limited, at cost (note 15(a))	**4,269,461**	4,269,461
Loan receivable, Quebec Profits Limited	**2,049,863**	–
Mortgage receivable	**585,000**	–
Investment in motel partnerships, at equity	**380,984**	131,179
Marketable securities	**254,340**	391,571
Investment in pharmacy	**211,001**	256,658
Inventories	**209,100**	358,978
Other	**442,411**	581,084
	16,032,371	12,273,337

The loan receivable from Quebec Profits Limited bears interest at the rate of 10%, payable monthly and is due on April 1, 2005. Subsequent to the year-end, the loan was repaid.

The mortgage receivable is the Company's proportionate interest of a mortgage receivable from a joint venture in which the Company has an interest. The mortgage bears interest at prime plus 2% and is repayable out of proceeds of condominium sales in the joint venture. A second mortgage has been pledged as security.

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6. Accounts payable and accrued liabilities

	2003 $	2002 $
Trade	**3,693,200**	4,741,600
Condominium properties under development	**2,915,218**	602,655
Tenant deposits	**578,959**	451,569
Legal settlement payable (note 11)	**3,800,000**	–
	10,987,377	5,795,824

7. Interests in joint ventures

The financial statements include the following amounts from the Company's interests in joint ventures:

	2003 $	2002 $
Assets	**2,978,838**	219,412
Liabilities	**2,822,606**	325,036
Revenue	**1,917,885**	304,447
Expenses	**1,612,217**	473,995

8. Capital stock

Authorized
1,200,000,000 common shares with a par value of $0.01 each
16,205,000 convertible redeemable preferred shares with a par value of $1.00 each

	2003 $	2002 $
Issued and outstanding		
63,357,974 common shares	**1,120,448**	1,120,448
7,035,000 convertible redeemable preferred shares	**7,035,000**	7,035,000
	8,155,448	8,155,448

Convertible redeemable preferred shares ("CRPS")

Dividend payments on the CRPS are at the discretion of the board of directors. Dividend payments of nil (2002 - $70,350) were made during the year.

The Company may redeem the CRPS at an amount to be determined by the board of directors. The Company has not determined whether and at what price the CRPS will be redeemed.

The conversion feature of the CRPS has expired.

8. Capital stock (continued)

Stock option plan

The Company has established a stock option plan for directors, officers and employees. The Company has granted options to purchase shares under the terms of the Stock Option Plan. Total stock option activity relating to the Stock Option Plan was as follows:

	Shares	Weighted average exercise price $
Balance June 30, 2001	5,417,500	0.50
Granted	630,000	0.50
Balance June 30, 2002	6,047,500	0.50
Granted	1,320,000	0.50
Balance – June 30, 2003	7,367,500	0.50

Stock options outstanding at June 30, 2003 were as follows:

Expiry date	Option price $	Number of shares
October 28, 2003	0.50	3,048,500
January 1, 2007	0.50	50,000
August 24, 2008	0.50	200,000
January 2, 2009	0.50	20,000
December 14, 2009	0.50	1,099,000
December 8, 2010	0.50	1,000,000
November 2, 2011	0.50	630,000
September 18, 2012	0.50	500,000
June 30, 2013	0.50	820,000

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9. Segmented information

2003 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	7,089,786	20,678,089	8,521,549	36,289,424
Expenses				
Amortization	2,253,635	1,040,753	225,158	3,519,546
Direct costs	2,368,648	15,631,805	7,182,113	25,182,566
Mortgage interest	3,062,928	1,828,894	156,250	5,048,072
	7,685,211	18,501,452	7,563,521	33,750,184
Income from properties	(595,425)	2,176,637	958,028	2,539,240

2002 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	6,406,309	42,147,342	9,226,395	57,780,046
Expenses				
Amortization	1,684,707	2,407,668	218,595	4,310,970
Direct costs	1,656,596	30,135,775	8,091,063	39,883,434
Mortgage interest	2,463,558	6,129,299	–	8,592,857
	5,804,861	38,672,742	8,309,658	52,787,261
Income from properties	601,448	3,474,600	916,737	4,992,785

10. Sale of hotel

On July 12, 2002, the Company completed the sale of the Sheraton Suites Calgary Eau Claire for cash consideration of $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. The Company realized a gain on this sale of $9,448,214. Upon closing, debt of $57,561,919 was repaid. For the year ended June 30, 2002, gross revenue from this property was $22,831,360.

11. Settlement of lawsuit

Subsequent to the year-end, the Company agreed to settle a legal proceeding related to the ownership of a hotel property. The amount of the settlement of $4,569,197 has been recorded in the financial statements.

12. Income taxes

The provision for (recovery of) income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2003 $	2002 $
Income (loss) before income taxes	**3,315,590**	(12,917)
Statutory income tax rate	**40%**	42%
Expected income tax	**1,326,236**	(5,425)
Effect on income tax of		
Non-taxable portion of gain on sale of hotel	**(1,522,260)**	–
Impact of change in tax laws and other adjustments	**(893,863)**	(23,829)
Losses in foreign jurisdictions not recognized	**800,304**	1,277,930
Large corporation tax	**420,113**	397,752
Deductible large corporation tax	**(62,500)**	(71,420)
Non-taxable portion of gain on sale of land	**–**	(144,885)
Other	**30,000**	(198,933)
Provision for income taxes	**98,030**	1,231,190
Future	**(322,083)**	833,438
Large corporation tax	**420,113**	397,752
	98,030	1,231,190

The Company has certain tax losses, the benefits of which have been recorded in the consolidated financial statements. Approximate accumulated tax losses carried forward at June 30, 2003 expire as follows:

	$
Year ending June 30, 2006	**1,208,000**
2008	**563,000**
2009	**997,000**
2010	**750,000**

13. Net change in non-cash operating assets and liabilities

	2003 $	2002 $
Condominium properties under development	**(4,586,578)**	(642,914)
Deposits	**(570,435)**	1,988,645
Amounts receivable	**(471,681)**	2,425,480
Prepaid expenses and deferred charges	**(194,571)**	(306,975)
Other assets	**109,069**	(175,026)
Amount due to parent	**680,477**	–
Accounts payable and accrued liabilities	**5,191,553**	(1,545,770)
	157,834	1,743,440

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14. Earnings per share

Basic and fully diluted earnings per share for the year ended June 30, 2003 has been computed by dividing consolidated net earnings by the weighted average number of 63,357,974 common shares outstanding during the year (2002 - 63,357,974).

15. Related party transactions

a) Eminent Gain Limited is a company controlled by the Company's majority shareholder. It owns a property recorded at a cost of approximately $7,200,000.

b) Loans receivable include loans to the following related companies:

	2003 $	2002 $
Lam & Co. International	**3,037,868**	2,922,184
Pacrim Capital Limited	**2,582,826**	2,283,899
PRC Realty Inc.	**2,281,161**	–
Wu Chun Finance Company	**1,022,085**	1,022,085
3475425 Canada Inc.	–	168,500
Due from (to) Eminent Gain Limited	**(371,512)**	129,478
Due to ultimate holding company	**(922,217)**	(241,740)
	7,630,211	6,284,406

The loan to Wu Chun Finance Company bears interest at the rate of 8% per annum and is due on March 14, 2004.

The loan receivable from PRC Realty Inc., bears interest at the rate of 15% per annum and is due on January 27, 2005. 3% of the shares of Wah Sang, a company incorporated in the People's Republic of China that manufactures boxes and other packaging, owned directly or indirectly by PRC Realty Inc., have been pledged as security.

The other loans are all non-interest bearing with no set terms of repayment.

The balance due from (to) the ultimate holding company, Pacrim International Capital Holdings Inc. is unsecured, interest-free and has no fixed terms of repayment.

02-501

16. Commitments and contingencies

Lease commitments

Future minimum lease payments under capital leases for various furniture and equipment are as follows:

	$
Year ending June 30, 2004	355,416
2005	295,397
2006	107,876
2007	79,612

17. Financial instruments and risk management

Senior management of the Company is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a) Concentration of credit risk

Management believes the Company has no significant credit concentration other than the loans and mortgage receivable described in note 5.

b) Interest rate risk

The Company is exposed to interest rate risk as approximately $4.7 million of the mortgages on income-producing property are at floating rates of interest.

c) Fair value of financial instruments

The carrying amounts reported in the balance sheet for deposit amounts receivable, amount due to parent and account payable and accrued liabilities all approximate their fair values due to the immediate or short-term maturities of these financial instruments. Management believes that the fair market value of the mortgages and loans receivable approximate their fair value due to their short-term maturity. The fair value of mortgages on income-producing properties has been estimated by discounting the contractual future payments of principal and interest at the current market rates of interest available to the Company for mortgages of a similar maturity.

	Carrying amount $	Fair value $
Mortgages on income-producing properties	64,469,631	67,413,223

82-5018

Directors

Guy Lam
Edward Good
Malcolm Bell

Officers

Guy Lam
Chairman of the Board
and Chief Executive Officer
Pacrim International Capital Inc.

Edward Good
President, Pacrim International Capital Inc.
President, Pacrim Developments Inc.

Tracy Sherren
Chief Financial Officer,
Pacrim International Capital Inc.
Vice-President and Chief Financial Officer
Pacrim Developments Inc.

Glenn Squires
Senior Vice-President
Pacrim Developments Inc.

Pamela Crowell
Vice-President Real Estate Operations
Pacrim Developments Inc.

Principal Subsidiary

Pacrim Developments Inc.
Incorporated under the laws
of the Canadian Business
Corporations Act



From left: Pamela Crowell, Tracy Sherren, Edward Good, Guy Lam, Glenn Squires

Corporate Information

Investor Relations

Pacrim Developments Inc.
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia B3M 4N9

Share Structure

Common Shares
1.2 billion Authorized
63,357,974 Issued and Outstanding

Convertible Redeemable Preferred Shares
16,205,000 Authorized
7,035,000 Issued and Outstanding

Registrar and Transfer Agent

CIBC Mellon Trust Company
The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia V6C 3K9

Legal Counsel

Bennett Jones LLP
4500 Bankers Hall East
855-2nd St. SW
Calgary, Alberta T2P 4K7

Goodmans LLP
Suite 2400, 250 Yonge Street
Toronto, Ontario M5B 2M6

Stewart McKelvey Stirling Scales
1959 Upper Water Street
Halifax, Nova Scotia B3J 2X2

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
1809 Barrington Street
Halifax, Nova Scotia B3J 3K8

Stock Listing

Toronto Stock Exchange
"PCN"

Design: Momentum Group. momentumgroup.ca

Pacrim International Capital Inc.

Suite 3202, Tower II
Lippo Centre, 89 Queensway
Central, Hong Kong




Bank of Montreal



82-3812

Pacrim International Capital Inc.

November 12, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 12th day of November, 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) 2003 Annual Report and Financial Statements for the year ended June 30, 2003

Yours very truly,
Pacrim International Capital Inc.

Tracy C. Sherren, CA
Chief Financial Officer

82-3812

Pacrim International Capital Inc.

November 12, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 12th day of November, 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual Meeting
B) Management Information Circular
C) Proxy
D) Supplemental Mail Return Card

Yours very truly,
Pacrim International Capital Inc.

Tracy C. Sherren, CA
Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

02-5812

PACRIM INTERNATIONAL CAPITAL INC.

SHAREHOLDER PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2003 AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF

The undersigned shareholder of Pacrim International Capital Inc. (the "Corporation") hereby appoints Mr. Guy Lam, or failing him, Edward Good, or instead of either of the foregoing, ______________________ as proxy for the undersigned with full power of substitution, to attend and vote for and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 8, 2003 and at any adjournment(s) or postponement(s) thereof (the "Meeting") in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting and without limiting the general authorization and powers hereby given, the person(s) named as proxy is(are) specifically directed to vote:

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the election of the directors referred to in the Management Information Circular of the Corporation dated November 10, 2003 relating to the Meeting (the "Circular").

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the appointment of the auditors referred to in the Circular and the authorization of the Board of Directors of the Corporation to fix their remuneration.

SIGNED this ______ day of ________________, 2003

Name:____________________________ Please Print

____
Signature of Shareholder

NOTE:

1. If undated, this Form of Proxy shall be deemed to bear the date on which it is mailed by or on behalf of management of the Corporation.
2. **The common shares of the Corporation represented by this Form of Proxy will be voted for, against, or withheld from voting, as the case may be, in accordance with the foregoing instructions.**
3. This proxy, when properly and duly executed, confers authority for the above-named to vote at his/her discretion with respect to amendments or variations to the matters identified in the notice of Meeting accompanying this proxy or other matters which may properly come before the Meeting.
4. **Each shareholder of the Corporation has the right to appoint a person (who needs not be a shareholder of the Corporation) to represent him/her at the Meeting other than the persons specified above.** Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, or by completing another appropriate form of proxy.
5. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

82-5016

03 DEC -5 AM 7:21

PACRIM INTERNATIONAL CAPITAL INC.

MANAGEMENT INFORMATION CIRCULAR ANNUAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") and the information contained herein are furnished in connection with the solicitation of proxies being made by or on behalf of the management of Pacrim International Capital Inc. (the "Company") for use at the Annual Meeting of Shareholders of the Company called for the 8th day of December 2003 and at any adjournment(s) or postponement(s) thereof (the "Meeting"). It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, by facsimile or by other electronic means by employees of the Company. The cost of soliciting proxies for management will be borne by the Company. Except where otherwise noted, all information contained herein is given as of October 15, 2003.

MANNER IN WHICH PROXIES WILL BE VOTED

The common shares of the Company (the "Shares") represented by the accompanying form of proxy (if the same is properly executed in favour of the persons named therein, the management nominees, and is received at the offices of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3K9, not later than 4:30 p.m. (Vancouver time) on December 7, 2003 or by the Chairman of the Meeting before the commencement of the Meeting or, if the Meeting is adjourned or postponed, not later than 24 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting or by the Chairman of the Meeting before the commencement of such adjourned or postponed Meeting) will be voted or withheld from voting in accordance with the specifications made on the particular form of proxy. **In the absence of such a specification, such Shares will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration all as specified in this Management Information Circular.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of meeting (the "Notice"), and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendments, variations or other matters. However, if any amendments or variations or other matters which are not now known to the Company's management should properly come before the Meeting, the Shares represented by the proxies will be voted on such amendments, variations and other matters in accordance with the best judgment of the respective proxyholders.

To be valid, the proxy must also be executed by the shareholder of the Company, or his or her attorney duly authorized in writing. If the shareholder of the Company is a corporation, the proxy must be executed by an authorized officer or properly appointed attorney thereof. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company). An envelope addressed to the Company's transfer agent is enclosed with this Circular for convenience.

ALTERNATE PROXY

The persons identified in the enclosed form of proxy as proxyholders are representatives of management of the Company and are directors and officers of the Company. **Each shareholder of the Company has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder of the Company, to attend and act for such shareholder and on his/her behalf at the Meeting.** Any shareholder wishing to exercise such right may do so by striking out the names of the designated persons on the accompanying form of proxy and inserting in the blank space provided the name of the person whom such shareholder wishes to appoint as proxy and by duly depositing such proxy as per the instructions above, or by duly completing and depositing as per the instructions above another proper form of proxy.

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by written instrument (including another proxy) duly executed by the shareholder of the Company or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of CIBC Mellon Trust Company at the address aforesaid, at any time up and including at 4:30 p.m. (Vancouver time) on the last business day prior to the day of the Meeting, or with the Chairman of the Meeting on the date of the Meeting at any time before it is exercised on any particular matter. A proxy may also be revoked in any other manner permitted by law, including by attending the Meeting in person.

ADVICE TO BENEFICIAL SHAREHOLDERS

The section applies to beneficial holders of Shares only. The information set forth in this section is of significant importance to many holders of Shares, as a number of shareholders of the Company do not hold Shares in their own names. Shareholders of the Company who do not hold their Shares in their own name (referred to herein as "Non-Registered Holders") should note that only shareholders of the Company shown as holder of Shares on the books or records of the Company or its transfer agent, CIBC Mellon Trust Company (each referred to herein as "Registered Shareholder"), or the persons they appoint as their proxies are recognized and permitted to act and vote at the Meeting. If Shares are listed in an account statement provided to a shareholder of the Company by a broker, then, in almost all cases, those Shares will not be registered in the such shareholder's name on the records of the Company or its transfer agent. In many cases, such Shares beneficially owned by a Non-Registered Holder are registered either:

82-3812

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Shares held by an Intermediary or its agent or nominee can only be voted (for or against resolutions) upon the instructions of the Non-Registered Holder. In Canada, without specific instructions, an Intermediary or its agent or nominee is prohibited from voting shares for the Intermediary's clients. Therefore, Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their names. If a Non-Registered Holder so requests, and provides an Intermediary or its agent or nominee with appropriate documentation, the Intermediary, agent or nominee must appoint the Non-Registered Holder or a nominee of the Non-Registered Holder as proxyholder.

In accordance with the requirements of applicable Canadian regulatory policies, including without limitation, National Instrument 54-101 of the CSA, the Company has distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries are also required to seek voting instructions from Non-Registered Holders in advance of a shareholders' meeting. Very often, Intermediaries will use service companies such as the ADP Investors Communications ("ADP") to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy needs not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent, CIBC Mellon Trust Company, at the latter's Proxy Department at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

82-5012

ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Holders and asks them to return those proxy forms to ADP. ADP then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Non-Registered Holder receiving a proxy with an ADP sticker on it cannot use it to vote Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted.**

In any case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In any case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of $12,000,000 divided into 1,200,000,000 Shares with a par value of $0.01 each, and $16,205,000 divided into 16,205,000 convertible redeemable non-voting preferred shares with a par value of $1.00 each. As at November 3, 2003, 63,357,974 Shares and 7,035,000 convertible preferred shares were issued and outstanding. Each Share is entitled to one vote.

On October 9, 2003 the Board of Directors of the Company approved the redemption for cancellation of the 7,035,000 issued and outstanding convertible redeemable non-voting preferred shares for $.01 per share. The redemption date is November 21, 2003.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the Company's outstanding Shares as at November 7, 2003, except as follows:

82-3812

Name	Number of Shares	% of Issued Shares
Guy Lam[(1)]	40,533,554	63.97%

Note:

(1) The 40,533,554 Shares are held by Mr. Lam as to 888 Shares directly and indirectly through Pacrim International Capital Holdings Inc. as to 34,196,763 Shares, Hong Kong-Shanghai Products Inc. as to 6,335,815 Shares and an immediate family member as to 88 Shares. All of the outstanding shares of Pacrim International Capital Holdings Inc. and Hong Kong-Shanghai Products Inc. are beneficially owned by Mr. Lam.

The Company has fixed November 3, 2003 as the record date for purposes of determining shareholders of the Company entitled to receive notice of the Meeting. The Company will prepare a list of the holders of Shares as of such record date. Each holder of Shares named in the list will be entitled to one vote for each Share shown opposite his or her name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his or her Shares after the record date, and (b) the transferee of those Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such Shares and demands not later than ten days before the Meeting that CIBC Mellon Trust Company include his or her name in the list before the Meeting, in which case the transferee will be entitled to vote his or her Shares at the Meeting.

ELECTION OF DIRECTORS

The number of directors of the Company has been fixed at five. Unless authority to vote is withheld or otherwise specified in a duly executed proxy, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will not be able to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director duly elected will hold office until the next annual meeting of shareholders of the Company or until his successor is duly elected unless, prior thereto, he resigns or his office otherwise becomes vacant.

The following table sets out certain information with respect to the nominee directors of the Company.

Name of Director	Date of Original Appointment	Number of Shares Held[1]	Principal Occupation	Positions other than director held with the Company
Guy Lam[3] Hong Kong	Oct. 28/91	40,533,554	Chairman, Chief Executive Officer and Secretary of the Company	Same
Edward Good Halifax, Nova Scotia	Feb. 5/98	60,000	President of the Company and of Pacrim Developments Inc.	Same
Mark Newman[2][3] London, England	Aug. 11/03	Nil	Managing Director, Lehman Brothers (investment bank) and principal of Lehman Brothers Real Estate Partners	N/A
Jennifer Shipley[2][3] Auckland, New Zealand	Aug. 11/03	Nil	Corporate director and consultant	N/A
Ermanno Pascutto Oakville, Ontario	N/A	Nil	Senior Legal Advisor, Stikeman Elliott LLP, Barristers and Solicitors and securities markets consultant	N/A

Notes:

(1) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised based on information furnished by the individual nominee. See "Voting Securities and Principal Holders Thereof."
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Compensation Committee.

All of the persons indicated have been engaged in their indicated occupations for the past five years except Mr. Newman who was a Managing Director and principal with the Fortress Investment Group from 1998 to 2000, Ms. Shipley who was Prime Minister of New Zealand from December 1997 to November 1999 and Leader of the Opposition until late 2001 and Mr. Pascutto who practised law with Goodman Phillips & Vineberg prior to June 2000.

APPOINTMENT OF AUDITORS

It is proposed that PricewaterhouseCoopers, Chartered Accountants, Halifax, Nova Scotia, Canada ("PWC") be appointed as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company, at a remuneration to be fixed by the Board of Directors of the Company. PWC was first appointed as auditors of the Company on April 18, 2002.

Unless authority to vote is withheld or otherwise specified in a duly executed proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of PWC as auditors of the Company at a remuneration to be fixed by the directors.

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CORPORATE GOVERNANCE

The Board of Directors and Management of the Company acknowledge the importance of good corporate governance practices in the proper conduct of the affairs of the Company. Disclosure concerning the Company's governance practices compared to the corporate governance guidelines of the Toronto Stock Exchange is set out in Schedule A to the Circular. This disclosure statement has been prepared by the Company and has been approved by the Board of Directors.

The policies and practices referred to in Schedule A became effective October 7, 2003 when the Board of Directors created two board committees, an Audit Committee and a Corporate Governance and Compensation Committee. Terms of Reference for each Committee were approved at the same meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid or payable by the Company by way of salary and bonus for services rendered during the Company's fiscal years ended June 30, 2003, 2002 and 2001 to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company during the Company's fiscal year ended June 30, 2003 ("Fiscal 2003") who meet the applicable threshold of $100,000, based on total salary and bonuses. These individuals (a total of four in the Company's case) are collectively referred to as the "Named Executive Officers".

Name and Principal Position	Annual Compensation				Long-Term Compensation
	Year[2]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)
Guy Lam Chief Executive Officer	2003	Nil[3]	Nil[3]	461,520[3]	500,000
	2002	Nil[3]	Nil[3]	461,520[3]	Nil
	2001	Nil[3]	Nil[3]	461,520[3]	Nil
Edward Good President	2003	300,000	-	[4]	Nil
	2002	300,000	150,000	[4]	480,000
	2001	300,000	110,000	[4]	800,000
Tracy Sherren Chief Financial Officer	2003	100,000	15,000	Nil	Nil
	2002	100,000	13,000	Nil	Nil
	2001	100,000	15,000	Nil	Nil
Pamela Crowell Vice President of Pacrim Developments Inc.[1]	2003	95,200	15,000	[4]	Nil
	2002	95,200	15,000	[4]	Nil
	2001	95,200	15,000	[4]	Nil

Notes:

(1) Pacrim Developments Inc. is a wholly-owned subsidiary of the Company.

(2) For the fiscal years ended June 30.

(3) For each of the fiscal years of the Company ended June 30, 2003, 2002 and 2001, Mr. Lam agreed to waive his entitlement to an annual base salary and housing allowance of $400,000, as well as his entitlement to an annual bonus, in favour of receiving a monthly housing allowance equivalent to $38,460. See "Interests of Insiders in Material Transactions".

(4) The aggregate amount of perquisites and other personal benefits, securities or property received in the fiscal year was no greater than the lesser of $50,000 and 10% of the total of annual salary and bonus of such Named Executive Officer for such fiscal year.

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Option Grants During the Most Recently Completed Fiscal Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Guy Lam	500,000	100%	0.50	0.18	Sept. 18, 2012

The following table sets forth the total number of Shares available for acquisition under options held by the Named Executive Officers at the end of Fiscal 2003:

Value at June 30, 2003 of Unexercised Stock Options

Name	Unexercised Stock Options at June 30, 2003 (#)		Value of Unexercised in-the-Money Stock Options at June 30, 2003 ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Guy Lam	3,770,500	62,500	Nil	Nil
Edward Good	1,723,000	Nil	Nil	Nil

The Named Executive Officers did not exercise any options during Fiscal 2003.

Report on Executive Compensation

The Company had no Compensation Committee or equivalent committee of the Board of Directors during Fiscal 2003. The Corporate Governance and Compensation Committee, formed in October, 2003, is now responsible for making recommendations to the Board with respect to the compensation of the Company's executive officers, including the Named Executive Officers.

The objective of the Company's executive compensation program is to attract and retain highly skilled executives required for the success of the Company, as well as to recognize high levels of performance and the achievement of the Company's objectives of growth and enhancement of shareholder value through incentive and longer term stock-based compensation.

The Company's executive compensation program, including that for the Chief Executive Officer, consists of the following components: base salary, annual incentive compensation such as bonuses, stock options, and benefits and other perquisites, such as life insurance and health plans.

Responding to recommendations by the Committee, base salaries are determined by the Board on a discretionary basis taking into account the executive's responsibilities, skills, sustained performance and the achievement of corporate objectives. All executive salaries are reviewed annually by the Board on the basis of the above criteria and adjusted accordingly.

Executive officers are also eligible to receive an annual bonus as determined by the Board based on the terms of their employment contracts, each individual's responsibilities and performance, their achievement of corporate objectives and the

Company's financial performance. During Fiscal 2003, performance bonuses were awarded to certain of the executive officers on the basis of achievement of personal and corporate objectives during the fiscal year.

An important element of the Company's executive compensation program is the granting of options pursuant to the terms of the Company's Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing long-term shareholder value. Individual options grants are determined by the Board by an assessment of the candidate's expected future performance, level of responsibilities and contribution to, the Company. Options are granted with exercise terms of up to ten years.

The compensation for the position of Chief Executive Officer for Fiscal 2003 was paid to Mr. Guy Lam under the terms of his employment agreement which expired on June 30, 2003. The Company has agreed to enter into an employment agreement with Mr. Lam for the fiscal year ending June 30, 2004.

Report submitted by: Malcolm Bell
Mark Newman
Jennifer Shipley
Guy Lam

Performance Graph

The following graph compares the Company's total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in the Shares from June 30, 1998 to June 30, 2003 with the cumulative total return of the S&P/TSX Composite Index over the same period.


160
140
120
100
80
60
40
20
0
30/06/1998
30/06/1999
30/06/2000
30/06/2001
30/06/2002
30/06/2003
Pacrim
S&P/TSX Composite

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Compensation of Directors

Commencing with the expansion of the Board in August, 2003, directors who are not officers of the Company receive an annual retainer of U.S.$15,000 and U.S.$2,000 for each regularly scheduled meeting of the Board or a committee of the Board attended. The chair of the Audit Committee receives an additional U.S.$10,000 and the chair of the Corporate Governance and Compensation Committee receives an additional U.S.$5,000 annually. Directors are also entitled to participate in the Company's Stock Option Plan. The directors are reimbursed for expenses incurred in connection with the performance of their duties as directors.

During Fiscal 2003, Malcolm Bell received $5,000 for serving as a director of the Company. The other two directors of the Company during Fiscal 2003 were both also executive officers of the Company and neither received any fees or other cash compensation in their capacity as directors.

Directors' and Officers' Liability

The Company indemnifies its officers and directors against losses arising during the performance of their duties.

Stock Option Plan

The Company maintains a stock option plan (the "Stock Option Plan") for directors, officers, consultants and employees of the Company and its subsidiaries. The purpose of the Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The Stock Option Plan provides that a total of 9,000,000 Shares may be issued upon exercise of options granted. No participant shall be granted options in respect of a number of Shares which exceeds 5% of the aggregate number of Shares outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board at the time of grant and will not be lower than the closing market price of the Shares on the day before the date of grant, subject to all applicable regulatory requirements. As at June 30, 2003, no options to acquire Shares have been exercised pursuant to the Stock Option Plan. Options to purchase an aggregate of 4,319,000 Shares are issued and outstanding as of the date hereof.

Employment Agreements with Named Executive Officers

Pursuant to an employment agreement dated January 1, 1999 and commencing July 1, 1998, with Mr. Guy Lam, the Company agreed to employ Mr. Lam as Chairman and Chief Executive Officer until June 30, 2003. The agreement provided for payment of a base salary and housing allowance of $400,000 annually plus a performance bonus if the before tax net profit (as determined by reference to the Company's audited consolidated financial statements) of the Company exceeds $3,000,000 in any financial year. If it did, Mr. Lam was entitled to receive a bonus equal to 5% of net profit if such profit is greater than $3 million and not more than $4 million; 6% if such profit is greater than $4 million and not more than $5 million; 7% if such profit is greater than $5 million and not more than $6 million; 8% if such profit is

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greater than $6 million and not more than $7 million; 9% if such profit is greater than $7 million and not more than $8 million; 10% if such profit is greater than $8 million. Mr. Lam was entitled to be reimbursed for all expenses reasonably incurred by him in the proper performance of his duties, including all rental expenses for living accommodation in Hong Kong.

For Fiscal 2003, the Company and Mr. Lam agreed to waive his salary and bonus and agreed to a housing allowance equivalent to $38,460 per month as total compensation (see "Interests of Insiders in Material Transactions").

On October 9, 2003 the Board of Directors approved the Company entering into an employment agreement with Mr. Lam as Chairman and Chief Executive Officer for the year ending June 30, 2004 providing for an annual aggregate compensation of $400,000 in salary and housing allowance, with an annual discretionary bonus as approved by the Board.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this Circular, there have been no material transactions since July 1, 2001, or proposed, in which any insider of the Company or certain others have or have had a material interest. During the fiscal year of the Company ended June 30, 1999, one of the Company's wholly-owned subsidiaries, Pacrim Realty (HK) Limited ("PRL") invested $3,799,464 in the preferred shares of Eminent Gain Limited ("Eminent Gain"). Eminent Gain is a company in which Guy Lam, the Company's Chairman, Chief Executive Officer and Secretary, holds all of the outstanding common shares. The only asset held by Eminent Gain is a property known as Unit A and B on 27th Floor of Century Tower I and Car Parking Spaces Nos. 62 and 75 on Level 3 of Century Tower, Nos. 1 & 1A Tregunter Path, Century Tower I, Hong Kong ("the Property"). The total cost of the Property (including improvements) amounted to $7,495,531. The investment was financed by the issuance of these preferred shares to PRL and third party financing, totalling $3,653,846.

During the fiscal year of the Company ended June 30, 2000, PRL invested a further $469,997 in the preferred shares of Eminent Gain, which was used to finance improvements on the Property.

PRL is renting the Property from Eminent Gain for a monthly fee equivalent to $38,460, being the market rate in Hong Kong, in order to provide housing to Mr. Guy Lam. See "Employment Agreements with Named Executive Officers" above. Eminent Gain has agreed to pay a dividend of 2% per annum on the preferred shares purchased by PRL and the lease agreement provides PRL with the right to offset rents owing to Eminent Gain against future dividends on the preferred shares. To date, no dividends have been paid by Eminent Gain to PRL.

At June 30, 2003 the Company owed Eminent Gain $371,512.

As of the date hereof, the Company owes Pacrim International Holdings Inc., a personal holding company of Guy Lam, $1,000,000. The loan does not bear interest and has no fixed repayment terms.

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TABLE OF INDEBTEDNESS OF DIRECTORS EXECUTIVE OFFICERS AND SENIOR OFFICERS

The aggregate indebtedness of persons who are, or at any time during Fiscal 2003 were, directors, executive officers, and senior officers of the Company, proposed nominees for election as directors, and their respective associates, which was outstanding at October 15, 2003 was $8,660,547.01. The following table sets out the indebtedness to the Company and any of its subsidiaries of such persons.

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Receivable During Fiscal 2003 ($)	Amount Outstanding as at October 15, 2003 ($)
3475425 Canada Inc.(1)	Lender	168,500.00	-
Eminent Gain Limited(2)	Lender	23,478.00(7)	(327,993.00)(7)
Lam & Co. International(3)	Lender	3,378,184.00(7)	3,474,031.00(7)
Pacrim Capital Limited(4)	Lender	2,582,826.00(7)	1,778,755.00(7)
PRC Realty Inc.(5)	Lender	2,460,000.00	2,385,677.00
Wu Chun Finance Company(6)	Lender	1,022,085.00	1,022,084.01

Notes:

(1) All of the outstanding shares of 3475425 Canada Inc. are beneficially owned by Edward Good. The amount due from 3475425 Canada Inc. was repaid during Fiscal 2003.
(2) All of the outstanding shares of Eminent Gain Limited are beneficially owned by Guy Lam.
(3) 1 of the 100 outstanding common shares of Lam & Co. International is owned by Mr. Lam. The other 99 common shares are owned by Lin Zhun Lu, a business associate of Mr. Lam.
(4) Of the 100 common shares outstanding, 1 common share is owned by Lin Zhun Lu and 99 common shares are owned by Ma Sein May. Lin Zhun Lu and Ma Sein May are business associates of Mr. Lam.
(5) 100% of the outstanding common shares of PRC Realty Inc. are owned by Mr. Lam's father.
(6) 100% of the outstanding common shares of Wu Chun Finance Company are owned by Trader Nominees Limited of which Mr. Lam is a director.
(7) These loans are denominated in Hong Kong dollars. The Canadian dollar equivalents as at October 15, 2003 are based on an exchange rate of CDN$1 = HK$5.8465.

The balances due from Eminent Gain Limited, Lam & Co. International, Pacrim Capital Limited, and Wu Chun Finance Company are secured by a Guarantee, Pledge and Assignment Agreement which pledges 26,566,763 Shares held by Pacrim International Holdings Inc., a personal holding company of Guy Lam, to the Company as security for such loans. Each of the foregoing loans bears interest at the rate of 2% per annum with principal and interest due on November 1, 2006.

The loan to PRC Realty Inc. bears interest at the rate of 15% per annum and is due on January 27, 2005.

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DIRECTORS' APPROVAL

The contents and the sending of this Circular to shareholders of the Company have been approved by the Board of Directors of the Company.

DATED as of November 10, 2003.

(signed) Guy Lam
Chairman, Chief Executive Officer and Secretary

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SCHEDULE A

CORPORATE GOVERNANCE GUIDELINES

1. *The board of directors should explicitly assume responsibility for stewardship of the company, and specifically for:*

   (a) *adoption of a strategic planning process*

The Board of Directors of the Company (the "Board") is responsible for the supervision of the management of the Company's business and affairs. The Board has the statutory authority and obligation to protect and enhance the assets of the Company in the interest of all shareholders. While management is responsible for the overall day-to-day operations of the Company, the Board acknowledges its responsibility for the stewardship of the Company. The Board provides input and guidance on and reviews and approves the strategic planning and business objectives developed by senior management of the Company and oversees management's implementation of the strategic plan.

   (b) *identification of principal risks and implementing risk-management systems*

The Board considers on an ongoing basis the principal risks of the Company's business. In addition, the Audit Committee through reviewing the activities and findings of the Company's external auditors, is aware of the principal risks to the Company's businesses and reports thereon to the Board on a regular basis.

   (c) *succession planning and monitoring senior management*

The Board is responsible for the assessment of the performance of, and the development of a succession plan for Mr. Guy Lam, the Chairman and Chief Executive Officer of the Company, who is in turn charged with those same responsibilities for the balance of the Company's senior management team.

The Board believes that its relationship with management in supervising the management of the business affairs of the Company is appropriate and desirable at this point in the Company's existence. As discussed below, the Board and the Corporate Governance and Compensation Committee monitors management's performance and recommend modifications where appropriate.

   (d) *a communications policy*

The Board is committed to maintaining an effective communications policy for the benefit of all shareholders. In addition to its timely and continuous disclosure obligations under applicable law, the Company relies on its Chief Financial Officer to coordinate these activities under the direct supervision of the President. The Company believes that this procedure is currently appropriate based upon the size of the Company and the current number of shareholders. The Company will consider implanting a formal Corporate Communications Policy in order to re-enforce its policy of providing full, true and plan public disclosure, on a non-selective basis, of all material information in a timely manner in order to keep shareholders and the investing public informed about the Company's operations.

(e) the integrity of internal control and management information systems

The Audit Committee reviews with management and the Company's external auditors, PricewaterhouseCoopers LLP, the ongoing sufficiency and integrity of the Company's internal control, financial reporting and management information systems.

2. *The board of directors of every Company should be constituted with a majority of individuals who qualify as "unrelated" directors. For the purpose of the TSX Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationship arising from shareholding.*

The Board consists of five members of whom two were appointed by shareholders on August 11, 2003. Prior to this date the Board consisted of three members of whom one, Malcolm Bell, is unrelated and two, Guy Lam and Edward Good, are management directors and therefore are related directors. The recently elected directors, Jennifer Shipley and Mark Newman are regarded as unrelated directors. As a result, the five member Board is now composed of a majority of unrelated directors. In the event that the new nominee to the Board, Ermanno Pascutto, is elected, he will be an unrelated director.

3. *Disclose for each director whether he or she is related to the Company or any significant shareholder of the Company, and how that conclusion was reached.*

The Board reviews the factual circumstances and relevant relationships of each director.

Malcolm Bell is a lawyer and consultant. He previously practised law in partnership with Mr. Lam in Hong Kong.

Jennifer Shipley is a company director and consultant and former Prime Minister of New Zealand. During her tenure as Prime Minister, Ms. Shipley was host to the Asia-Pacific Economic Cooperation (APEC) Annual Forum. She has maintained extensive contacts with key political leaders in the Asia-Pacific region, including the People's Republic of China, and has occasionally provided consulting services to private business interests operated by Mr. Lam or his family.

Mr. Bell and Ms. Shipley are considered unrelated due to the absence of any direct involvement in the Company's business other than as directors, and because their other relationships are considered by the Board to be not sufficiently material to interfere with their ability to act with a view to the best interests of the Company.

Mark Newman is Managing Director (London), Lehman Brothers and Co-Head Real Estate Private Equity, Europe for Lehman Brothers Real Estate Partners. Mr. Newman has no involvement with the Company other than as a director and is therefore unrelated.

The addition of Ms. Shipley and Mr. Newman as unrelated directors is very positive for the Company in advancing its business plans internationally.

Guy Lam and Edward Good are related directors as a consequence of their management positions. Mr. Lam is also a "significant shareholder" which is defined by the TSX as "a shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

Mr. Pascutto is Senior Legal Advisor in the Hong Kong and Toronto offices of Stikeman Elliott LLP and a securities markets consultant. He has served as a consultant and solicitor to the Company in the past. He is a director of Wah Sang Paper Products (Shenzhen) Co. Ltd., a Chinese company controlled by the Lam family. Upon his election as a director, Mr. Pascutto will have no involvement with the Company other than as a director and will therefore be an unrelated director.

4. *Appoint a committee comprised exclusively of non-management directors, a majority of whom are unrelated directors, responsible for proposing new nominees to the board and for assessing directors on an ongoing basis.*

The Corporate Governance and Compensation Committee has assumed the role of proposing new nominees to the Board and for assessing directors on an ongoing basis. The Committee is comprised of three non-management directors and one management director. The Committee is comprised of Jennifer Shipley, Mark Newman and Malcolm Bell, all unrelated directors of the Company, and the Chairman and Chief Executive Officer, Guy Lam.

The Board intends that the Committee eventually be comprised exclusively of non-management directors, however, due to the recent election of two new directors it is desirable that Mr. Lam participate as a Committee member at this time.

5. *Implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*

The Corporate Governance and Compensation Committee is to annually review the membership of the Board, and make such recommendations to the Board arising out of such review as the Committee deems appropriate.

6. *Provide an orientation and education program for new recruits to the board.*

The Company provides appropriate documentation and presentations as is required for a new director's orientation.

7. *Examine the size of the board of directors with a view to determining the impact of the number of directors upon effectiveness.*

The Board is presently composed of five members. The Board has reviewed its size and has concluded that the number of directors of the Company is efficient and effective, given the present size and scope of the Company's operations.

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8. *Review the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.*

The Corporate Governance and Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Company's Board and officers. Such Committee is of the view that the compensation paid to the directors is adequate and comparable to the remuneration paid to board members of similarly sized companies.

9. *Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.*

The Board has two committees: the Audit Committee and the Corporate Governance and Compensation Committee. The Audit Committee consist of three outside (non-management) directors, none of whom is a related director. The Corporate Governance and Compensation Committee consists of four directors, one of whom is a related director (Mr. Lam) and three of whom are unrelated directors (Ms. Shipley, Mr. Newman and Mr. Bell).

10. *Each board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues.*

The Board of Directors of the Company has established a Corporate Governance and Compensation Committee. The Committee will continuously review and, if deemed necessary, recommend changes to the corporate governance practices of the Company.

11. *Position descriptions should be developed for both the board and for the CEO, involving the definition of the limits to management's responsibilities.*

The Board has responsibility for the stewardship of the Company and specifically for: (i) providing input and guidance on and approving the strategic plan and business objectives developed by senior management and overseeing management's implementation of the strategic plan; (ii) considering the principal risks of the business based on regular business reports prepared by senior management and based on the Audit Committee's review of the findings of the external auditors; (iii) assessing the performance of, and developing a succession plan for, the Chief Executive Officer; and (iv) reviewing the ongoing sufficiency and integrity of the Company's internal control, financial reporting and management information systems with management and the Company's external auditors. In addition to the specific responsibilities enumerated above, the Board is responsible for the supervision of management of the business but not the day-to-day operations, which are the responsibility of the Chief Executive Officer. The Board will also consider those matters that are brought to it by the Chief Executive Officer that are deemed to be material matters.

Any responsibility that is not delegated to senior management, the Audit Committee or the Corporate Governance and Compensation Committee remains with the full Board. The Chief Executive Officer is specifically charged with the responsibility for managing the strategic and operational agenda of the Company and for the execution of the directives and policies of the Board.

12. *Establish procedures to enable the board to function independently of management.*

A key element of an effective and informed board of directors is their access to information relating to the operations of the Company. It is also essential that management stands fully accountable to the Board. The recently enlarged board, with its majority of unrelated directors, intends to establish procedures suitable to a public company of the Company's size and international scope of operations.

13. *Establish an audit committee composed only of outside directors with a specifically defined mandate.*

The Board has adopted specific terms of reference to establish the role and responsibilities of the Audit Committee. The Audit Committee meets quarterly with senior management and, commencing September 30, 2003, with the Company's external auditors to review and approve results. The Audit Committee also meets with the external auditors and with management for an annual review. The Audit Committee is comprised of Mark Newman, Jennifer Shipley and Malcolm Bell, all of whom are outside (non-management) unrelated directors. It is expected that Mr. Pascutto will be appointed to the Audit Committee as an unrelated director.

14. *Implement a system to enable individual directors to engage an outside advisor at the expense of the Company in appropriate circumstances.*

In appropriate circumstances, the Board will approve the engagement of an outside advisor at the expense of the Company.

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03 DEC -5 AM 7:21

PACRIM INTERNATIONAL CAPITAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of PACRIM INTERNATIONAL CAPITAL INC. (the "Corporation"), will be held on December 8, 2003 at 4:00 pm. (Suite 3202, Tower II, Lippo Centre, Hong Kong) for the following purposes:

1) TO RECEIVE AND CONSIDER the financial statements for the fiscal year ended June 30, 2003 together with the auditors' report thereon;

2) TO ELECT directors;

3) TO APPOINT auditors and authorize the directors to fix their remuneration; and

4) TO TRANSACT such further other business as may properly come before the meeting or any adjournment or adjournments thereof.

A description of the business to be submitted to the meeting and voting procedures are contained in the accompanying Management Information Circular.

DATED at Hong Kong this 10th day of November, 2003

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Guy Lam
Chief Executive Officer

Any shareholder who is unable to attend the meeting in person is requested to sign and date the enclosed form of proxy in the envelope provided for that purpose for use at the meeting.

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03 DEC -5 AM 7:21

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Pacrim International Capital Inc.**

Participation Fee for the Financial Year Ending: **June 30, 2003**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X
Market value of class or series = (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] (B)

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = -

Total fee payable in accordance with Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______
Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

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Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year 63,357,974

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X .185

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X 6.3%

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = 738,437

Capitalization (add market value of all classes and series of securities) 738,437

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

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Total Fee payable pursuant to Appendix A of the Rule 1,000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ______

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

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Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

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CIBC Mellon

October 10, 2003

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual General Meeting
Pacrim International Capital Inc.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:	December 8, 2003
Record Date:	November 03, 2003
Material Mail Date:	November 14, 2003
Applicable Securities:	Common
Cusip Number:	G68657 10 8
Routine Business:	Yes

Yours truly,

CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

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03 DEC -5 AM 7:21

PACRIM INTERNATIONAL CAPITAL INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
JUNE 30, 2003

NOVEMBER 10, 2003

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TABLE OF CONTENTS

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PACRIM INTERNATIONAL CAPITAL INC.

OVERVIEW OF THE COMPANY

The Company

Pacrim International Capital Inc. (PICI) through its wholly owned subsidiary, Pacrim Developments Inc. (PDI) is a growth-oriented, publicly traded real estate company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants.

Pacrim International Capital Inc.'s primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisition.

Incorporation

PICI was incorporated by registration of its Articles and Memorandum of Association under provisions of the International Business Companies Ordinance of the British Virgin Islands on June 5, 1990.

Effective July 1, 1997 the Company acquired through its wholly-owned subsidiary PDI (formally Pacrim Capital Inc.) the following companies: Barcan Development Inc., Barust Development Inc., AHL Scot Canada Inc., Hollis Hotel Inc., Maritime Ace Developments Inc. and Bellholme Investment Inc. pursuant to a merger agreement and collateral amalgamation agreement dated June 26, 1997. The acquired entities amalgamated with PDI (then Pacrim Capital Inc.) by Articles of Amalgamation dated July 1, 1997 and the amalgamated entity was continued as PDI.

The registered and principal office of the Company is Suite 3202, Lippo Center, 89 Queensway, Central, Hong Kong.

In this Annual Information Form, unless the context requires otherwise, references to the "Company" or "PICI" include Pacrim International Capital Inc., its direct and indirect wholly owned subsidiaries and its interests in joint ventures in which it participates. Unless otherwise indicated, all information in this Annual Information Form is as at June 30, 2003.

Principal Subsidiaries

All of the Company's properties are owned directly or through wholly owned subsidiaries of the Company. The following is the Company's principal subsidiaries each of which had total assets amounting to more than 10% of the consolidated assets of the Company as at June 30, 2003 or total revenues amounting to more than 10% of the consolidated revenues of the Company as at June 30, 2003.

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Company	Jurisdiction of Incorporation	Percentage of Voting Shares Held or Controlled	Percentage of Non-Voting Shares Held or Controlled
Pacrim Developments Inc.	**Canada**	**100%**	**0%**

(1) All of the issued and outstanding voting shares are indirectly owned by Pacrim International Capital Inc.

Description of Share Capital

The authorized share capital of PICI consists of 1,200,000,000 common shares and 16,205,000 convertible redeemable preferred shares. As at September 30, 2003, there were 63,357,974 common shares and 7,035,000 convertible redeemable preferred shares issued and outstanding.

As at September 30, 2003, PICI also had 7,367,500 options outstanding under it's stock option plan at an exercise price of $0.50 and which expire by 2013.

All dividends, which are declared are at the discretion of the Board of Directors and payable out of the funds of the Company, must be declared and paid in equal amounts per share on all Common Shares without preference or distinction.

In the event of a liquidation, dissolution or winding-up of the Company or any other distribution of its assets, its shareholders the holders of Common Shares are entitled to receive, on a pro rata basis without preference or distinction, all of the remaining property and assets of the Company. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company, other than meetings of the holders of shares of another class. Each Common Share entitles the holder thereof to one vote at any such meeting.

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DESCRIPTION OF THE BUSINESS

General

The Company's primary objective is the creation of value through long-term maximization of cash flow and capital appreciation from our expanding portfolio of commercial, residential and hospitality properties. We achieve this in a number of ways: through a strategic and disciplined acquisition strategy, through a selective development program and by managing our portfolio of properties in a proactive, hands on manner.

We will continue to look for first class opportunities close to home and around the world, particularly in the Asian market where we have already started making significant inroads. To increase the value of our portfolio to our investors, the Company is currently engaged in creating a Real Estate Investment Trust (REIT) in Canada. PDI will continue on as the external manager of the REIT and will be the developer of the REIT in Canada. We are also currently engaged in creating a private REIT in China.

Business Strategy

Commercial and Residential

In managing our commercial portfolio, the Company focuses on securing high quality tenants that provide the community with outstanding and unique goods and services. We have maintained a policy of terminating the leases of tenants who have not been consistent with the levels of excellence we expect — a policy that has resulted in a high profile, high traffic tenant base at all our properties. By seeking out well capitalized and high quality tenants, we make our portfolio less susceptible to the economic swings that have plagued many of our competitors. The policy is showing some impressive results: in fact, our retail properties appear to be heading into the strongest position they have been in the past 5 years.

The Company continues to place a priority on maintaining its properties in a first class manner. We have always strived to achieve this cost-effectively. Wherever possible we have used bulk purchasing and tendering in order to keep building operating expenses competitive. We have also concentrated on building on a highly qualified leasing and property management team that has achieved some impressive results in the past year.

With more than 3,300 housing starts last year, the housing market in the Halifax Regional Municipality is one of the fastest growing in the country. The condominium market has been particularly robust as seniors and empty nesters trade in their large homes for low maintenance luxury housing. Although competition in the Halifax market has been fierce, the Company has responded by distinguishing ourselves through carefully branding and marketing our own distinctive condominium projects. We have also been expanding our focus in the residential marketplace by developing opportunities in other parts of Canada, including Fredericton and Calgary.

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The principal elements of the Company's real estate growth strategy involves:

- pro-active management of our existing portfolio.

- continuing the opportunistic acquisition of properties that have a realistic potential for growth and that fall into our areas of expertise.

- acquiring land in high growth potential areas that we can use to develop new properties.

- focusing on developing a high quality tenant base.

Hospitality

The Company has consistently achieved a high standard of excellence with our Company owned hotel properties in Halifax and Moncton. We have also found it highly beneficial to market that experience and knowledge by entering into third-party management agreements with hotel chains across Canada. We are constantly searching out profitable minority equity opportunities with existing hotels properties that include management contracts. At the same time, we continue to identify strategic growth opportunities for franchised restaurants. Our affiliation with major hotel and restaurant franchisers including Super 8, Travelodge, Wingate Inns and Howard Johnson (Cendant Corporation), Radisson (Carlson Hospitality Worldwide), Holiday Inn Express Hotel & Suites (Intercontinental Hotel Group) and East Side Mario's Restaurant (Prime Restaurant Group) represents a major growth opportunity for the Company. These brands as well as others that we are currently negotiating with represent significant growth potential.

In addition to pursuing superior market share levels in the industry, the Company has achieved success by developing and implementing innovative new programs and procedures. To accomplish our goal of developing a high level of customer and employee satisfaction the Company recently introduced an Employee Satisfaction Index, a program designed to identify key opportunities for enhancing employee satisfaction, improve productivity, reduce staff turnover and provide a superior experience for our customers. In addition to raising the bar on levels of service, the Employee Satisfaction Index will serve as a benchmark for us to gauge how well we are doing.

That kind of attention to detail has allowed us to weather a difficult storm in the wake of the downturn in the travel industry caused by the 9/11 terrorist attacks; a situation compounded this year by events like the war in Iraq and the Ontario SARS outbreak. Despite slumping tourism revenues over the last two years, the hotels owned by the Company performed better than budget during a challenging period when many did not. In July 2002 we sold our largest asset, Sheraton Suites Calgary Eau Claire, for $65m. The sale was conducted to lessen our exposure to the hospitality sector; we felt that given the economic climate our timing was perfect.

Pacrim Hospitality Services Inc. (PHSI) will continue to focus on generating management agreements by taking minority equity positions in new developments and existing operations. Our focus will be on new development, looking for 50 to 100 room properties where a small equity position is coupled with a management

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contract. This strategy allows us to earn above-average returns, expand geographically and effectively spread risk. We will continue to look for opportunities globally, particularly in the emerging Asian marketplace.

Properties

The following table summarizes certain aspects of the commercial and residential properties owned by the Company as at June 30, 2003.

Property	Location	Type	GLA/Units
ALBERTA			
Citadel Townhomes	Calgary	Residential	100 units
NEW BRUNSWICK			
555 Edinburgh Drive	Moncton	Commercial	25,756 sq.ft.
Golf Greens Condominiums	Fredericton	Residential	140 units
NOVA SCOTIA			
201 Chain Lake Drive	Halifax	Commercial	118,379 sq.ft.
Bayers Lake Corporate Centre	Halifax	Commercial	23,746 sq.ft.
Bayers Lake Entertainment Center	Halifax	Commercial	137,660 sq.ft
Halifax Park Center	Halifax	Commercial	56,107 sq.ft.
Greystone Court	Halifax	Commercial	96,781 sq.ft.
Lacewood Square	Halifax	Commercial	45,428 sq.ft.
Sears Home Center	Halifax	Commercial	43,885 sq.ft.
The Royalton	Halifax	Residential	60 units
Wedgewood Plaza	Halifax	Commercial	36,234 sq.ft.
HONG KONG			
Suite 3202 and 3203 Tower 2 Lippo Center	Hong Kong	Commercial	2,601 sq. ft.
Flat A, Manly Mansion Robinson Road	Hong Kong	Residential	2,500 sq. ft.
PEOPLES REPUBLIC OF CHINA			
Suite 2010 World Trade Huanshi Road East	Guangzhou	Commercial	671 sq. ft.
Suites 1304 and 1305 Renmin Nan Road	Shenzhen	Commercial	2,072 sq. ft.

In addition, the Company owns certain future development lands in Halifax, Nova Scotia and Fredericton, New Brunswick.

The following table summarizes certain aspects of the hospitality properties owned by the Company as at June 30, 2003.

Property	Location	Type	Rooms/Seats
NEW BRUNSWICK			
Holiday Inn Express - Hotel and Suites	Moncton	Hotel	155 Rooms
NOVA SCOTIA			
East Side Mario's - Bayers Lake	Halifax	Restaurant	260 Seats
East Side Mario's - Bedford Row	Halifax	Restaurant	170 Seats
East Side Mario's - Micmac Mall	Dartmouth	Restaurant	200 Seats
Holiday Inn Express Hotel	Halifax	Hotel	99 Rooms
Radisson Suite Hotel	Halifax	Hotel	104 Rooms
ONTARIO			
Paddy Flaherty's Pub	Waterloo	Restaurant	150 Seats

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Commerical Tenants

The following table sets out the tenants of the properties owned by the Company who, as at June 30, 2003 represent the ten largest annualized rent contributors of such properties.

Tenant	Area Occupied (sq.ft)	Annual Basic Rent	% of Total Basic Rent
Sears	43,885	460,793	9.1
Home Outfitters	34,950	428,138	8.5
Empire	80,000	345,000	6.8
Chapters	22,404	313,656	6.2
Core Networks	16,665	196,437	3.9
Arrow	14,400	158,400	3.1
Saint John Navel	15,481	154,810	3.1
Swiss Chalet	6,500	149,500	3.0
Lee Valley Tools	13,456	141,288	2.8
Jack Astor's	6,679	133,580	2.6

Lease Maturities

The Company attempts to stagger lease maturities on a property-by-property basis, which helps to generate a more stable flow of revenue and mitigate the risks relating to changing market conditions. The Company's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalations. The following table shows the percentage of leases that will mature in the next five years and thereafter.

Fiscal year	% of Square Feet Expiring during the Year
2004	8.13
2005	8.74
2006	10.91
2007	5.26
2008	15.09
2009 and subsequent	51.87
	100.00

Mortgages Payable

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The following table presents the approximate principal balance outstanding as at June 30, 2003 and certain other material terms of the mortgages and credit facilities secured by the Company's properties:

Mortgages payable bear interest at a weighted average of 8.27% and mature on various dates from 2003 to 2011

Canada	$ 63,270,707
Hong Kong	1,198,924
Total mortgages payable at June 30, 2003	$64,469,631

Mortgage Maturities for each of the next five years:

Year ending	June 30, 2004	$	17,606,421
	June 30, 2005	$	10,735,187
	June 30, 2006	$	3,776,248
	June 30, 2007	$	6,017,954
	June 30, 2008	$	3,836,007
Subsequent to 2008		$	22,497,814

DEVELOPMENT OF THE BUSINESS

The three years ended June 30, 2003

Real Estate

Commercial

Over the past three years the commercial real estate portfolio has remained relatively stable with the addition of two new developments, namely the state of the art office complex known as the Bayers Lake Corporate Center and Lacewood Square a multi-use retail and office development located around the Bayers Lake Park Power Center.

Lacewood Square, our mixed-use project adjacent to the Home Depot on Lacewood Drive in Halifax has been a consistent performer for us in recent years. The last quarter of this year saw only a 15% vacancy in the project. New tenants included Pizza Hut, Curves Ladies Fitness Center, Styles Optical and Vin Art – one of only 4 locations in Nova Scotia awarded an independent liquor store designation.

Our property at 201 Chain Lake Drive has become the new home for the 35,000 square foot Home Outfitters superstore, a rapidly growing division of Hudson's Bay Company that is the largest retailer of its kind in the growing home décor business. McDonalds restaurant has also signed for approximately 2,500 square feet on a freestanding pad site at the front of 201 Chain Lake Drive. We are also currently developing tenant proposals for Phases II and III of Bayers Lake Corporate Center.

With over 600,000 sq. ft in the portfolio, management continues to focus on developing, building and delivering quality properties at competitive prices and ensuring overall occupancy is at 95% while providing our tenants and customers with the finest product and the best value in the marketplace.

Multi-unit residential

During 2001, a strong housing market in Halifax allowed the Company to capitalize on the market conditions by expanding its operations into the multi-unit residential sector through condominium development. The Prestwick on Parkland was our first condominium project and boasted 87% pre-construction sales. This 68 unit development was completely sold by the end of the second quarter of fiscal 2002.

After the success of our first project, we entered into the second project in Fredericton, New Brunswick. Golf Greens, a 140-unit complex overlooking the Saint John River Valley was completed during fiscal 2003 with less than 20% of the units remaining unsold. Phase II is expected to commence during fiscal 2005.

Our third project the Royalton, located in Halifax started construction in the second quarter of fiscal 2003. This 60-unit development overlooks the Bedford Basin and will provide the marketplace with an upscale, high quality product. Construction is expected to be completed late in 2003 with over 50% of the units pre-sold.

Beginning with an investment in 15 acres of prime residential land in the Citadel Meadows area of Calgary, Alberta, the Company sold 6.93 acres of this development to Point of View Marketing and Management during fiscal 2002. Further to the land sales, a joint venture agreement was also signed with Point of View for the development of the remaining 8.17 acres to develop 100 townhouses. This development was completely sold out at the end of fiscal 2003 with closings scheduled for early fiscal 2004.

We have also completed architectural plans and prepared to commence construction on a 16 unit townhouse development on 2.7 acres of land located in Royal Hemlocks, directly adjacent to The Royalton.

Hospitality

The Company's hospitality division currently consists of three hotels and three restaurants located in Halifax and Moncton. These properties continue to be the core assets of this division. During the past three years there have been several changes to the operations of this division.

During fiscal 2000, Pacrim Hospitality Services Inc. (PHSI) was formed. At that time the PHSI managed all hotels and restaurants owned by the Company. In early 2000 a portfolio of 8 hotels were added to the management portfolio of PHSI. These properties are owned by the Aquilini Investment Group of Vancouver, BC and are located in Nova Scotia, New Brunswick and British Columbia. PHSI has repositioned and re-branded these hotels to the Howard Johnson's and Holiday Inn Express flags.

As part of the overall growth plans of PHSI, management contracts have been secured with several different brands located throughout Canada. Super 8, Wingate Inn, and Travelodge are key affiliations that have grown during the past two fiscal years.

This now 45% owned subsidiary of the Company manages an impressive 23 hotels, three of which are Company owned.

PHSI has also developed an e-commerce center called Intergy to allow web-based travelers easy access to all our hotel properties and services. The centre has become a significant revenue generator for the Company; we expect 40 to 50 percent of bookings at PHSI owned and managed properties will come via the Internet over the next five years. The center builds, maintains and utilizes our growing customer database and manages our relationship with electronic distribution services.

Significant dispositions

On July 12 2002, the Company completed the sale of the Sheraton Suites Calgary Eau Claire for cash consideration of $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. The Company realized a gain on this sale of $9,448,214. Upon closing a debt of $57,561,919 was repaid. For the year ended June 30, 2003 gross revenue from this property was $22,831,360.

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SELECTION CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The Company's audited consolidated financial statements for the year ended June 30, 2003 are set out on pages 22 to 35 inclusive of the 2003 Annual Report of the Company. The following table summarizes selected financial information for the years ended June 30, 2003, 2002, 2001.

	For the years ended June 30		
	2003*	2002	2001
Funds from operations before lawsuit settlement	$1,920,605	$4,262,960	$4,769,916
Settlement of lawsuit	(4,569,197)	-	-
Funds from (used in) operations	(2,648,592)	4,262,960	4,769,916
Revenue	36,289,424	57,780,046	50,963,072
Income from properties	2,539,240	4,992,785	6,989,357
Income from properties per share	0.04	0.08	0.11
Gain on sale of hotel	9,448,214	-	-
Settlement of lawsuit	(4,569,197)	-	-
Net income (loss) for the year	3,217,566	(1,244,107)	1,358,460
Basic and fully diluted earnings per share	0.05	(0.02)	0.02
Income properties	73,960,634	125,270,666	132,145,264
Total assets	97,251,405	147,567,751	154,737,528
Total long-term liabilities	64,469,631	122,930,165	126,235,717
Cash dividends per share - preferred shares	$ -	$ 0.01	$ 0.02

*On July 12, 2002, the Company completed the sale of the Sheraton Suites Calgary Eau Claire for cash consideration of $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. The Company realized a gain on this sale of $9,448,214. Upon closing a debt of $57,561,919 was repaid. For the year ended June 30, 2003 gross revenue from this property was $22,831,360.

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Quarterly Financial Data
(in 000's of CDN $)

	Quarter ended 6/30/03	Quarter ended 3/31/03	Quarter ended 12/31/02	Quarter ended 9/30/02	Quarter ended 6/30/02	Quarter ended 3/31/02	Quarter ended 12/31/01	Quarter ended 9/30/01
Funds from operations before lawsuit settlement	1,354	(1,030)	84	1,513	385	833	552	2,493
Settlement of lawsuit	4,569	-	-	-	-	-	-	-
Funds from (used in) operations	(3,215)	(1,030)	84	1,513	385	833	552	2,493
Revenue	9,731	7,187	10,892	8,480	11,396	20,313	11,972	14,098
Income from properties	1,162	(550)	682	1,245	918	737	830	2,508
Gain on sale of hotel	-	2	(2)	9,448	-	-	-	-
Settlement of lawsuit	4,569	-	-	-	-	-	-	-
Gain on sale of income properties	-	-	-	-	644	-	-	-
Write down of income properties	-	-	-	-	(1,249)	-	-	-
Net income (loss) for the year	(3,315)	(726)	(167)	7,426	(1,862)	(392)	(75)	1,085
Basic and fully diluted earnings per share	(0.05)	(0.01)	0.00	0.12	(0.03)	(0.01)	0.00	0.02
Income properties	73,961	71,872	69,709	72,187	125,271	125,280	130,601	129,541
Total assets	97,251	96,478	94,153	98,047	147,568	147,752	151,066	153,647
Total long-term liabilities	64,470	63,377	62,011	64,791	122,930	119,284	122,036	125,165
Cash dividends per share - preferred shares	-	-	-	-	-	-	-	70

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RISK FACTORS

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. In evaluating PICI and its business, the following challenges and risk factors should be considered in addition to the other information contained in the annual report.

Real estate

Real estate industry

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economic conditions, local conditions, competition from others with available space, the attractiveness of the properties to tenants and the owner's ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. PICI's properties are subject to mortgages which require significant debt service payments. If PICI were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

By its nature, real estate is relatively illiquid. Such illiquidity will tend to limit PICI's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which PICI operates.

Financing and interest rate risk

PICI will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or if available, subject to unfavorable terms. This will be dependent upon the economic conditions prevailing at the time. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the company than existing financing. To help mitigate the risks of refinancing, PICI has reduced its loan to value ratios, fixed interest rates, increased cash flow coverages and refinanced certain properties prior to their maturity dates. Despite this, PICI does rely on its lenders to refinance long-term property mortgages as they come due.

Management believes the majority of the Company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The Company and the real estate industry have significant exposure to interest rate risk. The majority of the Company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

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Leasing risk

PICI's rental properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to PICI than the existing lease. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by the tenants. This would impact the income produced by the commercial portfolio as a result of downward pressure on net effective rents.

The company attempts to stagger lease maturities on a property-by-property basis thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Tenant defaults

At any time a tenant may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cash flow available to the Company. Although, PICI has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future. In addition, a tenant may from time to time experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due. The Company mitigates this risk by performing significant financial due diligence on new and renewing tenants, focusing leasing efforts on Class A national tenants as well as obtaining corporate guarantees on most of the Company's leases.

Acquisition and development risk

A major component of the Company's overall growth strategy is to continue to focus on development of both multiunit residential and commercial real estate. In developing a property, the Company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

Seasonal and cyclical business

The Company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Historically, the hotel industry has been subject to periodic economic cycles in Canada and the United States. Market reports indicate the industry achieved historical levels of profitability during 1999 and 2000. During the past two years, rates and revenue have remained relatively flat or in some cases declined and management anticipates a marginal increase for the upcoming year.

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Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand. In addition, cost containment practices are well established and management is able to react quickly to changes in demand, thereby lessening the impact on the Company's profitability.

Lodging industry competition

There is intense competition between management companies in their efforts to maintain and attract new management contracts. As Pacrim Hospitality Services Inc. continues to grow its third party management business, the inability to secure new contracts in this competitive market may affect this company's ability to grow and increase income.

Management has been successful in growing this area by creating and maintaining strategic alliances with several hospitality and development companies throughout Canada. Through these strategic alliances, a model for growth has been built with PHSI as the provider of management services.

DIVIDENDS

Dividends are fixed by the Board of Directors of the Company from time to time having regard to the Company's capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The "Management's Discussion and Analysis" set out on pages 17 to 25, inclusive, of the 2003 Annual Report of the Company is incorporated herein by reference.

MARKET FOR SECURITIES

The Common Shares are listed on the TSX under the trading symbol PCN.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company and the principal occupation of each for the last five years are shown below as at November 10, 2003. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name and Municipality of Residence	Office	Principal Occupations During the Five Preceding Years	Period Served	Number of Shares owned
Guy Lam Hong Kong	Chairman of the Board and Director	Chairman, Chief Executive Officer and Secretary of the Company	Director since October 28,1991	40,533,554
Edward Good Halifax, Canada	President and Director	President of the Company and of Pacrim Developments Inc.	Director since July 1, 1998	60,000
Mark Newman London, England	Director	Managing Director, Lehman Brothers (investment bank) and principal of Lehman Brothers Real Estate Partners	Director since August 11, 2003	Nil
Jennifer Shipley Auckland New Zealand	Director	Corporate director and consultant	Director since August 11, 2003	Nil
Malcolm Bell Vancouver, Canada	Director	Solicitor	Director since April 1, 1998	Nil
Tracy Sherren Halifax, Canada	Officer	Chief Financial Officer from March 1, 2000 to present. Controller of the Company prior to March 1, 2000	Chief Financial Officer since March 1, 2000	25,000
Pamela Crowell Halifax, Canada	Officer	Vice President - Real Estate Pacrim Developments Inc. from March 1, 2000 to present. Director of Property Management and Leasing prior to March 1, 2000	Vice President-Real Estate Pacrim Developments Inc. since March 1, 2000	1,500

All of the Directors indicated have been engaged in their indicated occupations for the past five years except Mr. Newman who was a Managing Director and principal with the Fortress Investment Group from 1998 to 2000, Ms. Shipley who was Prime Minister of New Zealand from December 1997 to November 1999 and Leader of the Opposition until late 2001.

The Company has an Audit Committee comprised of the following three independent directors: Mark Newman (Chairman), Jennifer Shipley and Malcolm Bell. The Company has a Compensation and Corporate Governance Committee comprised of the following four directors: Jennifer Shipley (Chairman), Mark Newman, Malcolm Bell and Guy Lam.

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ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request made by such person or company to the Secretary of the Company:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of the latest annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii) one copy of the comparative financial statements of the Company for the Company's most recently completed financial year, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results if operations, as prescribed, and one copy of any interim financial statements of the Company subsequent to the date of the latest annual financial statements;

(iii) one copy of the information circular of the Company in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors; and

(iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b) at any other time, the documents referred to in clauses (a)(i), (ii), (iii) and (iv) above, provided that the Company may require the payment of a reasonable charge from such a person or company who is not a security holder of the Company, where the documents are furnished under this clause (b).

Additional information including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular dated November 10, 2003 filed in connection with the annual meeting of shareholders to be held on December 8, 2003. Additional financial information is provided in the Company's comparative financial statements for its most recently completed fiscal year. A copy of such documents may be obtained upon written request from the Secretary of the Company, as indicated above.